UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Republic of Colombia — 0000917142
Exact name of registrant as specified in charter — Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2002)
Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available: 33-73840

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 26th day of September, 2003.

By: ________________
Juan Ricardo Ortega
Deputy Minister of Finance and Public Credit, entrusted with the duties of the Office of the Minister of Finance and Public Credit

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

DECRETO 3200
27 DE DICIEMBRE DE 2002

Por el cual se liquida el Presupuesto General de la Nación
para la vigencia fiscal de 2003, se detallan las apropiaciones
y se clasifican y definen los gastos

CONTENIDO

- **ARTÍCULO PRIMERO: PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL**
- **ARTÍCULO SEGUNDO: PRESUPUESTO DE GASTOS BÁSICO**
- **ARTÍCULOS TERCERO Y CUARTO: PRESUPUESTO DE GASTOS COMPLEMENTARIO**
- **DISPOSICIONES GENERALES**

DECRETO 3200
27 DE DICIEMBRE DE 2002

Por el cual se liquida el Presupuesto General de la Nación
para la vigencia fiscal de 2003, se detallan las apropiaciones
y se clasifican y definen los gastos

EL PRESIDENTE DE LA REPUBLICA DE COLOMBIA

en ejercicio de las facultades constitucionales y legales en especial
las que le confiere el artículo 67 del el Estatuto Orgánico del Presupuesto, y

C O N S I D E R A N D O:

Que el artículo 67 del Estatuto Orgánico del Presupuesto General de la Nación faculta al Gobierno para dictar el Decreto de Liquidación del Presupuesto General de la Nación;

Que el citado artículo establece que el decreto se acompañará con un anexo que tendrá el detalle del gasto para el año fiscal respectivo;

Que el artículo 39 de la Ley 780 del 18 de diciembre de 2002 "Por la cual se decreta el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2003" faculta al Gobierno Nacional para que en el decreto de liquidación clasifique y defina los ingresos y gastos;

Que el artículo citado en el considerando anterior, dispone que cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su naturaleza, el Gobierno Nacional las ubicará en el sitio que corresponda;

D E C R E T A

PRIMERA PARTE

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTICULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de Enero al 31 de diciembre de 2003, en la suma de SESENTA Y CINCO BILLONES SEISCIENTOS NOVENTA Y TRES MIL OCHOCIENTOS TREINTA Y NUEVE MILLONES SETECIENTOS TREINTA Y CUATRO MIL CUATROCIENTOS SEIS PESOS MONEDA LEGAL ($65.693.839.734.406), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2003, así:

* * *

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	61,430,290,854,045
1. INGRESOS CORRIENTES DE LA NACION	30,388,817,000,000
2. RECURSOS DE CAPITAL DE LA NACION	28,417,759,946,895
5. RENTAS PARAFISCALES	690,929,283,278
6. FONDOS ESPECIALES	1,932,784,623,872
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	4,263,548,880,361
032000 INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)	
A- INGRESOS CORRIENTES	2,873,710,500
B- RECURSOS DE CAPITAL	1,986,264,304
032400 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES	30,324,627,627
040200 FONDO ROTATORIO DEL DANE	
A- INGRESOS CORRIENTES	5,394,568,434
B- RECURSOS DE CAPITAL	446,620,942
040300 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A- INGRESOS CORRIENTES	14,054,488,629
B- RECURSOS DE CAPITAL	300,000,000
050300 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES	30,344,702,500
B- RECURSOS DE CAPITAL	4,006,980,000
060200 FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES	26,669,756,000
B- RECURSOS DE CAPITAL	569,800,000
110200 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES	37,921,639,780
B- RECURSOS DE CAPITAL	2,784,000,000
110300 AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL	
B- RECURSOS DE CAPITAL	68,807,089,109
120400 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	162,788,178,011
B- RECURSOS DE CAPITAL	7,090,652,700
120800 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	227,685,571
B- RECURSOS DE CAPITAL	269,999,600
120900 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	637,974,865
B- RECURSOS DE CAPITAL	7,896,072,795
130900 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A- INGRESOS CORRIENTES	2,546,737,989
B- RECURSOS DE CAPITAL	320,134,000
131000 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A- INGRESOS CORRIENTES	21,085,000,000
B- RECURSOS DE CAPITAL	329,256,874
131100 SUPERINTENDENCIA BANCARIA	
A- INGRESOS CORRIENTES	49,560,561,528
B- RECURSOS DE CAPITAL	8,100,960,000
150300 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	45,500,052,426
B- RECURSOS DE CAPITAL	2,184,019,000
150400 FONDO ROTATORIO DEL EJERCITO	

4

* * *

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

A- INGRESOS CORRIENTES	147,849,451,188
B- RECURSOS DE CAPITAL	100,000,000
150500 FONDO ROTATORIO DE LA ARMADA NACIONAL	
A- INGRESOS CORRIENTES	77,953,328,253
150600 FONDO ROTATORIO DE LA FUERZA AEREA	
A- INGRESOS CORRIENTES	61,162,166,791
B- RECURSOS DE CAPITAL	550,000,000
150700 INSTITUTO CASAS FISCALES DEL EJERCITO	
A- INGRESOS CORRIENTES	23,342,647,950
B- RECURSOS DE CAPITAL	450,000,000
150800 DEFENSA CIVIL COLOMBIANA	
A- INGRESOS CORRIENTES	133,407,000
B- RECURSOS DE CAPITAL	61,705,000
151000 CLUB MILITAR DE OFICIALES	
A- INGRESOS CORRIENTES	19,198,487,000
B- RECURSOS DE CAPITAL	1,143,000,000
151100 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A- INGRESOS CORRIENTES	74,657,979,709
B- RECURSOS DE CAPITAL	1,083,337,500
151200 FONDO ROTATORIO DE LA POLICIA	
A- INGRESOS CORRIENTES	298,430,302,000
B- RECURSOS DE CAPITAL	5,686,000,000
151900 HOSPITAL MILITAR	
A- INGRESOS CORRIENTES	90,767,437,000
B- RECURSOS DE CAPITAL	1,335,300,000
170200 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A- INGRESOS CORRIENTES	18,769,141,600
B- RECURSOS DE CAPITAL	236,400,000
170300 INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA (INCORA)	
A- INGRESOS CORRIENTES	3,126,380,000
B- RECURSOS DE CAPITAL	5,215,300,000
170500 INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT	
A- INGRESOS CORRIENTES	3,354,520,000
B- RECURSOS DE CAPITAL	297,100,000
171200 INSTITUTO NACIONAL DE PESCA Y ACUICULTURA - INPA	
A- INGRESOS CORRIENTES	2,528,354,154
B- RECURSOS DE CAPITAL	320,000,000
180400 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A- INGRESOS CORRIENTES	38,526,370,052
B- RECURSOS DE CAPITAL	31,107,230,000
C- CONTRIBUCIONES PARAFISCALES	481,437,520,348
180500 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	18,265,096,000
B- RECURSOS DE CAPITAL	2,461,203,000
180800 CAJA DE PREVISION SOCIAL DE LA SUPERINTENDENCIA BANCARIA	
A- INGRESOS CORRIENTES	23,895,236,000
B- RECURSOS DE CAPITAL	11,127,711,000
180900 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	31,466,000,000
B- RECURSOS DE CAPITAL	1,518,000,000
190300 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	1,465,566,667
B- RECURSOS DE CAPITAL	70,215,000

* * *

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

190400 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A- INGRESOS CORRIENTES	24,955,700,000
B- RECURSOS DE CAPITAL	5,771,400,000
C- CONTRIBUCIONES PARAFISCALES	1,093,127,200,000
191000 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	6,827,849,072
191200 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	9,754,600,000
B- RECURSOS DE CAPITAL	750,600,000
200300 INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE-	
A- INGRESOS CORRIENTES	41,000,000
B- RECURSOS DE CAPITAL	19,643,000,000
202000 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	39,157,178,460
B- RECURSOS DE CAPITAL	6,500,000,000
210300 INSTITUTO DE INVESTIGACION E INFORMACION GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR - INGEOMINAS	
A- INGRESOS CORRIENTES	5,895,085,600
B- RECURSOS DE CAPITAL	154,000,000
210900 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A- INGRESOS CORRIENTES	9,553,114,000
211000 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS - IPSE	
A- INGRESOS CORRIENTES	4,047,200,000
B- RECURSOS DE CAPITAL	2,012,600,000
220200 INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)	
A- INGRESOS CORRIENTES	29,855,683,207
B- RECURSOS DE CAPITAL	1,000,000,000
220300 INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)	
A- INGRESOS CORRIENTES	96,989,846,845
B- RECURSOS DE CAPITAL	34,281,600,000
220500 INSTITUTO COLOMBIANO DEL DEPORTE (COLDEPORTES)	
A- INGRESOS CORRIENTES	8,719,712,720
B- RECURSOS DE CAPITAL	6,000,000
220800 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	57,000,000
220900 INSTITUTO NACIONAL PARA SORDOS (INSOR)	
A- INGRESOS CORRIENTES	310,054,480
221000 INSTITUTO NACIONAL PARA CIEGOS (INCI)	
A- INGRESOS CORRIENTES	114,843,648
221100 INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN	
A- INGRESOS CORRIENTES	2,067,232,337
221300 INSTITUTO COLOMBIANO DE LA PARTICIPACION "JORGE ELIECER GAITAN"	
A- INGRESOS CORRIENTES	7,400,000
222600 UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD	
A- INGRESOS CORRIENTES	23,111,226,256
222700 COLEGIO BOYACA	
A- INGRESOS CORRIENTES	620,180,845

6

* * *

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

222900 RESIDENCIAS FEMENINAS DEL MINISTERIO DE EDUCACION NACIONAL	
A- INGRESOS CORRIENTES	171,403,526
223000 COLEGIO MAYOR DE ANTIOQUIA	
A- INGRESOS CORRIENTES	1,302,809,203
B- RECURSOS DE CAPITAL	56,104,350
223100 COLEGIO MAYOR DE BOLIVAR	
A- INGRESOS CORRIENTES	830,497,542
B- RECURSOS DE CAPITAL	45,000,000
223200 COLEGIO MAYOR DEL CAUCA	
A- INGRESOS CORRIENTES	419,391,151
B- RECURSOS DE CAPITAL	20,000,000
223400 INSTITUTO TECNICO CENTRAL	
A- INGRESOS CORRIENTES	1,805,300,440
223500 INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER	
A- INGRESOS CORRIENTES	795,674,471
223600 INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO	
A- INGRESOS CORRIENTES	362,271,447
223700 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA	
A- INGRESOS CORRIENTES	201,472,867
223800 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A- INGRESOS CORRIENTES	217,478,172
223900 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A- INGRESOS CORRIENTES	117,151,576
224000 INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA	
A- INGRESOS CORRIENTES	210,443,588
224100 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A- INGRESOS CORRIENTES	528,580,567
224200 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A- INGRESOS CORRIENTES	346,297,045
224300 COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"	
A- INGRESOS CORRIENTES	228,323,042
224400 INSTITUTO PARA EL DESARROLLO DE LA DEMOCRACIA "LUIS CARLOS GALAN SARMIENTO"	
A- INGRESOS CORRIENTES	20,592,000
224500 BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA	
A- INGRESOS CORRIENTES	171,044,138
225200 INSTITUTO TECNOLOGICO DEL PUTUMAYO	
A- INGRESOS CORRIENTES	305,505,196
225300 UNIVERSIDAD DEL PACIFICO	
A- INGRESOS CORRIENTES	862,216,961
225400 INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA	
A- INGRESOS CORRIENTES	1,098,523,042
225500 CENTRO DE EDUCACION EN ADMINISTRACION DE SALUD - CEADS	
A- INGRESOS CORRIENTES	235,417,985

7

* * *

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

230600 FONDO DE COMUNICACIONES	
A- INGRESOS CORRIENTES	77,880,518,202
B- RECURSOS DE CAPITAL	3,330,740,000
230700 COMISION NACIONAL DE TELEVISION	
A- INGRESOS CORRIENTES	52,069,000,000
B- RECURSOS DE CAPITAL	29,899,700,000
240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	350,965,720,000
B- RECURSOS DE CAPITAL	7,625,800,000
240300 FONDO NACIONAL DE CAMINOS VECINALES	
A- INGRESOS CORRIENTES	838,800,000
B- RECURSOS DE CAPITAL	3,237,000,000
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	234,640,496,158
B- RECURSOS DE CAPITAL	11,174,600,000
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	545,400,937
B- RECURSOS DE CAPITAL	9,704,444,716
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	17,482,900,308
B- RECURSOS DE CAPITAL	1,522,817,817
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	920,718,537
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	176,461,100
B- RECURSOS DE CAPITAL	40,000,000
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES - IDEAM	
A- INGRESOS CORRIENTES	4,500,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	6,327,600,000
B- RECURSOS DE CAPITAL	136,500,000
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	643,355,792
B- RECURSOS DE CAPITAL	430,000
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	89,644,619
III - TOTAL INGRESOS	65,693,839,734,406

* * *

ARTICULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2003 una suma por valor de: SESENTA Y CINCO BILLONES SEISCIENTOS NOVENTA Y TRES MIL OCHOCIENTOS TREINTA Y NUEVE MILLONES SETECIENTOS TREINTA Y CUATRO MIL CUATROCIENTOS SEIS PESOS MONEDA LEGAL ($65,693,839,734,406), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 0101			
	CONGRESO DE LA REPUBLICA			
A . 186,016,230,183	PRESUPUESTO DE FUNCIONAMIENTO			186,016,230,183
TOTAL PRESUPUESTO SECCION		186,016,230,183		186,016,230,183
	SECCION: 0201			
	PRESIDENCIA DE LA REPUBLICA			
A . 44,807,295,213	PRESUPUESTO DE FUNCIONAMIENTO			44,807,295,213
C . 540,531,459,925	PRESUPUESTO DE INVERSION			540,531,459,925
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000		500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
121	CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	500,000,000		500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	96,777,738		96,777,738
1100	INTERSUBSECTORIAL AGROPECUARIO	96,777,738		96,777,738
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	15,694,313,457		15,694,313,457
700	INTERSUBSECTORIAL EDUCACION	1,500,000,000		1,500,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	14,194,313,457		14,194,313,457

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	34,514,580,923		34,514,580,923
1000	INTERSUBSECTORIAL GOBIERNO	33,977,127,833		33,977,127,833
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	537,453,090		537,453,090
530	ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	487,725,787,807		487,725,787,807
1000	INTERSUBSECTORIAL GOBIERNO	487,725,787,807		487,725,787,807
TOTAL PRESUPUESTO SECCION		585,338,755,138		585,338,755,138
	SECCION:	**0203**		
	RED DE SOLIDARIDAD SOCIAL			
A . 15,374,247,494	PRESUPUESTO DE FUNCIONAMIENTO			15,374,247,494
C . 72,048,540,075	PRESUPUESTO DE INVERSION			72,048,540,075
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	403,089,818		403,089,818
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	403,089,818		403,089,818
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	65,475,414,879		65,475,414,879
1001	ATENCION DE EMERGENCIAS Y DESASTRES	375,410,984		375,410,984
1501	ASISTENCIA DIRECTA A LA COMUNIDAD	65,100,003,895		65,100,003,895
530	ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	5,806,179,636		5,806,179,636
1000	INTERSUBSECTORIAL GOBIERNO	5,806,179,636		5,806,179,636
620	SUBSIDIOS DIRECTOS	363,855,742		363,855,742
1501	ASISTENCIA DIRECTA A LA COMUNIDAD	363,855,742		363,855,742
TOTAL PRESUPUESTO SECCION		87,422,787,569		87,422,787,569
	SECCION:	**0301**		
	DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A . 22,032,647,545	PRESUPUESTO DE FUNCIONAMIENTO			22,032,647,545
C . 129,216,124,590	PRESUPUESTO DE INVERSION			129,216,124,590

10

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	53,216,480,810		53,216,480,810
	207	MINERIA	4,243,755,556		4,243,755,556
	500	INTERSUBSECTORIAL ENERGIA	9,223,875,744		9,223,875,744
	501	GENERACION ELECTRICA	141,067,177		141,067,177
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	39,607,782,333		39,607,782,333
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	24,160,725,371		24,160,725,371
	500	INTERSUBSECTORIAL ENERGIA	1,410,667,000		1,410,667,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	19,764,147,260		19,764,147,260
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,985,911,111		2,985,911,111
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	600,000,000		600,000,000
	705	EDUCACION SUPERIOR	500,000,000		500,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	416,000,000		416,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	216,000,000		216,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	200,000,000		200,000,000
420		ESTUDIOS DE PREINVERSION	500,000,000		500,000,000
	205	COMERCIO EXTERNO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	350,000,000		350,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,566,918,409		7,566,918,409
	205	COMERCIO EXTERNO	300,000,000		300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,266,918,409		7,266,918,409
520		ADMINISTRACION, CONTROL Y	41,956,000,000		41,956,000,000

11

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO			
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,000,000,000		1,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	40,956,000,000		40,956,000,000
TOTAL PRESUPUESTO SECCION		151,248,772,135		151,248,772,135

SECCION: 0320

INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A .	PRESUPUESTO DE FUNCIONAMIENTO		4,320,583,408	1,594,974,804
5,915,558,212				
C .	PRESUPUESTO DE INVERSION		41,090,000,002	3,265,000,000
44,355,000,002				
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,553,000,000		8,553,000,000
705	EDUCACION SUPERIOR	800,000,000		800,000,000
1000	INTERSUBSECTORIAL GOBIERNO	7,753,000,000		7,753,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	22,423,000,000	2,100,000,000	24,523,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,558,000,000		3,558,000,000
1000	INTERSUBSECTORIAL GOBIERNO	16,865,000,000	2,100,000,000	18,965,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,984,000,002	1,165,000,000	4,149,000,002
1000	INTERSUBSECTORIAL GOBIERNO	2,984,000,002	1,165,000,000	4,149,000,002
630	TRANSFERENCIAS	7,130,000,000		7,130,000,000
300	INTERSUBSECTORIAL SALUD	7,000,000,000		7,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	130,000,000		130,000,000
TOTAL PRESUPUESTO SECCION		45,410,583,410	4,859,974,804	50,270,558,214

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A .	PRESUPUESTO DE FUNCIONAMIENTO			23,511,103,627
23,511,103,627				
C .	PRESUPUESTO DE INVERSION			6,813,524,000
6,813,524,000				
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		20,000,000	20,000,000

12

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		20,000,000	20,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		150,000,000	150,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		150,000,000	150,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		500,000,000	500,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		500,000,000	500,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,143,524,000	6,143,524,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
1000	INTERSUBSECTORIAL GOBIERNO		6,043,524,000	6,043,524,000
TOTAL PRESUPUESTO SECCION			30,324,627,627	30,324,627,627

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 14,042,335,519	PRESUPUESTO DE FUNCIONAMIENTO			14,042,335,519
C . 8,356,000,000	PRESUPUESTO DE INVERSION			8,356,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,556,000,000		2,556,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	2,556,000,000		2,556,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	5,400,000,000		5,400,000,000
1000	INTERSUBSECTORIAL GOBIERNO	2,200,000,000		2,200,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	3,200,000,000		3,200,000,000
440	ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	400,000,000		400,000,000
1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION		22,398,335,519		22,398,335,519

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 745,578,712	PRESUPUESTO DE FUNCIONAMIENTO			745,578,712

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C .		PRESUPUESTO DE INVERSION		5,095,610,664
5,095,610,664				
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,095,610,664	5,095,610,664
1000	INTERSUBSECTORIAL GOBIERNO		5,095,610,664	5,095,610,664
TOTAL PRESUPUESTO SECCION			5,841,189,376	5,841,189,376
	SECCION: 0403			
	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A .	PRESUPUESTO DE FUNCIONAMIENTO		21,110,683,675	3,296,443,143
24,407,126,818				
C .		PRESUPUESTO DE INVERSION	6,644,000,000	11,058,045,486
17,702,045,486				
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		19,300,000	19,300,000
1000	INTERSUBSECTORIAL GOBIERNO		19,300,000	19,300,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		140,000,000	140,000,000
1000	INTERSUBSECTORIAL GOBIERNO		140,000,000	140,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		10,133,540,000	10,133,540,000
1000	INTERSUBSECTORIAL GOBIERNO		10,133,540,000	10,133,540,000
440	ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	6,644,000,000	475,205,486	7,119,205,486
1000	INTERSUBSECTORIAL GOBIERNO	6,644,000,000	475,205,486	7,119,205,486
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		290,000,000	290,000,000
1000	INTERSUBSECTORIAL GOBIERNO		290,000,000	290,000,000
TOTAL PRESUPUESTO SECCION		27,754,683,675	14,354,488,629	42,109,172,304
	SECCION: 0501			
	DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
A .	PRESUPUESTO DE FUNCIONAMIENTO			6,799,521,000
6,799,521,000				
TOTAL PRESUPUESTO SECCION		6,799,521,000		6,799,521,000
	SECCION: 0503			
	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
A .		PRESUPUESTO DE FUNCIONAMIENTO		27,267,655,000
27,267,655,000				
C .		PRESUPUESTO DE INVERSION		7,084,027,500
7,084,027,500				
113	MEJORAMIENTO Y MANTENIMIENTO		396,000,000	396,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		DE INFRAESTRUCTURA PROPIA DEL SECTOR			
	705	EDUCACION SUPERIOR		396,000,000	396,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		588,000,000	588,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		588,000,000	588,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,000,027,500	1,000,027,500
	705	EDUCACION SUPERIOR		1,000,027,500	1,000,027,500
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,900,000,000	2,900,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		2,900,000,000	2,900,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,200,000,000	2,200,000,000
	705	EDUCACION SUPERIOR		2,200,000,000	2,200,000,000
TOTAL PRESUPUESTO SECCION				34,351,682,500	34,351,682,500

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

A . 155,790,528,000		PRESUPUESTO DE FUNCIONAMIENTO			155,790,528,000
TOTAL PRESUPUESTO SECCION			155,790,528,000		155,790,528,000

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

A . 11,343,056,000		PRESUPUESTO DE FUNCIONAMIENTO			11,343,056,000
C . 15,896,500,000		PRESUPUESTO DE INVERSION			15,896,500,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		388,000,000	388,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		388,000,000	388,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,137,000,000	3,137,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		3,137,000,000	3,137,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		10,171,500,000	10,171,500,000
	101	DEFENSA Y SEGURIDAD INTERNA		10,171,500,000	10,171,500,000

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINIST ROS Y SERVICIOS PROPIOS DEL SECTOR		2,200,000,000	2,200,000,000
101	DEFENSA Y SEGURIDAD INTERNA		2,200,000,000	2,200,000,000
TOTAL PRESUPUESTO SECCION			27,239,556,000	27,239,556,000
	SECCION: 0901			
	DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL			
A . 2,610,781,245	PRESUPUESTO DE FUNCIONAMIENTO			2,610,781,245
C . 700,000,000	PRESUPUESTO DE INVERSION			700,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	60,000,000		60,000,000
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	60,000,000		60,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	490,000,000		490,000,000
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	490,000,000		490,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	150,000,000		150,000,000
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION		3,310,781,245		3,310,781,245
	SECCION: 1001			
	MINISTERIO DEL INTERIOR			
A . 96,930,690,484	PRESUPUESTO DE FUNCIONAMIENTO			96,930,690,484
C . 7,740,000,000	PRESUPUESTO DE INVERSION			7,740,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	415,000,000		415,000,000
1107	TENENCIA DE LA TIERRA	415,000,000		415,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	661,500,000		661,500,000
1000	INTERSUBSECTORIAL GOBIERNO	576,500,000		576,500,000
1001	ATENCION DE EMERGENCIAS Y DESASTRES	85,000,000		85,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	40,000,000		40,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	40,000,000		40,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,623,500,000		6,623,500,000
800	INTERSUBSECTORIAL JUSTICIA	855,000,000		855,000,000
1000	INTERSUBSECTORIAL GOBIERNO	5,768,500,000		5,768,500,000
TOTAL PRESUPUESTO SECCION		104,670,690,484		104,670,690,484
	SECCION: 1002			
	FONDO PARA LA PARTICIPACION CIUDADANA Y EL FORTALECIMIENTO DEMOCRATICO			
A . 1,103,046,550	PRESUPUESTO DE FUNCIONAMIENTO			1,103,046,550
TOTAL PRESUPUESTO SECCION		1,103,046,550		1,103,046,550
	SECCION: 1004			
	DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A . 1,029,089,335	PRESUPUESTO DE FUNCIONAMIENTO			1,029,089,335
TOTAL PRESUPUESTO SECCION		1,029,089,335		1,029,089,335
	SECCION: 1005			
	CORPORACION NACIONAL PARA LA RECONSTRUCCION DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A . 1,285,306,995	PRESUPUESTO DE FUNCIONAMIENTO			1,285,306,995
C . 5,000,000,000	PRESUPUESTO DE INVERSION			5,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,000,000,000		5,000,000,000
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,000,000,000		5,000,000,000
TOTAL PRESUPUESTO SECCION		6,285,306,995		6,285,306,995
	SECCION: 1101			
	MINISTERIO DE RELACIONES EXTERIORES			
A . 129,736,949,270	PRESUPUESTO DE FUNCIONAMIENTO			129,736,949,270
TOTAL PRESUPUESTO SECCION		129,736,949,270		129,736,949,270
	SECCION: 1102			
	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES			
A . 77,614,369,021	PRESUPUESTO DE FUNCIONAMIENTO		40,831,149,441	36,783,219,580
C . 3,922,420,200			PRESUPUESTO DE INVERSION	3,922,420,200

17

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,384,834,962	1,384,834,962
	1002	RELACIONES EXTERIORES		1,384,834,962	1,384,834,962
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,534,555,126	1,534,555,126
	1002	RELACIONES EXTERIORES		1,534,555,126	1,534,555,126
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,003,030,112	1,003,030,112
	1000	INTERSUBSECTORIAL GOBIERNO		1,003,030,112	1,003,030,112
TOTAL PRESUPUESTO SECCION			40,831,149,441	40,705,639,780	81,536,789,221

SECCION: 1103

AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 2,422,190,420		PRESUPUESTO DE FUNCIONAMIENTO			2,422,190,420
C . 70,917,089,109		PRESUPUESTO DE INVERSION	2,110,000,000		68,807,089,109
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,110,000,000	68,807,089,109	70,917,089,109
	1000	INTERSUBSECTORIAL GOBIERNO	2,110,000,000	68,807,089,109	70,917,089,109
TOTAL PRESUPUESTO SECCION			4,532,190,420	68,807,089,109	73,339,279,529

SECCION: 1201

MINISTERIO DE JUSTICIA Y DEL DERECHO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 14,200,868,344		PRESUPUESTO DE FUNCIONAMIENTO			14,200,868,344
C . 42,646,431,843		PRESUPUESTO DE INVERSION			42,646,431,843
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	28,912,668,306		28,912,668,306
	802	SISTEMA PENITENCIARIO Y CARCELARIO	28,912,668,306		28,912,668,306
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,413,763,537		11,413,763,537
	802	SISTEMA PENITENCIARIO Y CARCELARIO	11,413,763,537		11,413,763,537
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,320,000,000		2,320,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
800	INTERSUBSECTORIAL JUSTICIA	2,320,000,000		2,320,000,000
TOTAL PRESUPUESTO SECCION		56,847,300,187		56,847,300,187
	SECCION: 1204			
	SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A . 103,423,813,711	PRESUPUESTO DE FUNCIONAMIENTO			103,423,813,711
C . 66,455,017,000	PRESUPUESTO DE INVERSION			66,455,017,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		285,509,000	285,509,000
800	INTERSUBSECTORIAL JUSTICIA		285,509,000	285,509,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,196,273,000	1,196,273,000
800	INTERSUBSECTORIAL JUSTICIA		1,196,273,000	1,196,273,000
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,099,734,000	2,099,734,000
800	INTERSUBSECTORIAL JUSTICIA		2,099,734,000	2,099,734,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,578,982,000	6,578,982,000
800	INTERSUBSECTORIAL JUSTICIA		6,578,982,000	6,578,982,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,094,519,000	4,094,519,000
800	INTERSUBSECTORIAL JUSTICIA		4,094,519,000	4,094,519,000
630	TRANSFERENCIAS		52,200,000,000	52,200,000,000
803	ADMINISTRACION DE JUSTICIA		52,200,000,000	52,200,000,000
TOTAL PRESUPUESTO SECCION			169,878,830,711	169,878,830,711
	SECCION: 1208			
	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A . 347,976,478,134	PRESUPUESTO DE FUNCIONAMIENTO		347,478,792,963	497,685,171
C . 4,087,000,000	PRESUPUESTO DE INVERSION			4,087,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,087,000,000		2,087,000,000
802	SISTEMA PENITENCIARIO Y CARCELARIO	2,087,000,000		2,087,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,300,000,000		1,300,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,300,000,000		1,300,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	700,000,000		700,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	700,000,000		700,000,000
TOTAL PRESUPUESTO SECCION			351,565,792,963	497,685,171	352,063,478,134
		SECCION: 1209			
		DIRECCION NACIONAL DE ESTUPEFACIENTES			
A . 11,672,829,132		PRESUPUESTO DE FUNCIONAMIENTO		3,138,781,472	8,534,047,660
C . 300,000,000		PRESUPUESTO DE INVERSION			300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	800	INTERSUBSECTORIAL JUSTICIA	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			3,438,781,472	8,534,047,660	11,972,829,132
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A . 3,365,458,496,471		PRESUPUESTO DE FUNCIONAMIENTO			3,365,458,496,471
C . 1,194,120,000,000		PRESUPUESTO DE INVERSION			1,194,120,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	98,244,510,000		98,244,510,000
	604	RED URBANA	98,244,510,000		98,244,510,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	38,018,000		38,018,000
	1000	INTERSUBSECTORIAL GOBIERNO	38,018,000		38,018,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,116,472,000		20,116,472,000
	1000	INTERSUBSECTORIAL GOBIERNO	20,116,472,000		20,116,472,000
620		SUBSIDIOS DIRECTOS	3,400,000,000		3,400,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	3,400,000,000		3,400,000,000
630		TRANSFERENCIAS	132,405,000,000		132,405,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	132,405,000,000		132,405,000,000
650		CAPITALIZACION	937,916,000,000		937,916,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	937,916,000,000		937,916,000,000
TOTAL PRESUPUESTO SECCION			4,559,578,496,471		4,559,578,496,471

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 5,281,687,353		PRESUPUESTO DE FUNCIONAMIENTO			5,281,687,353
C . 650,000,000		PRESUPUESTO DE INVERSION			650,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	450,000,000		450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	450,000,000		450,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			5,931,687,353		5,931,687,353

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 4,379,448,422		PRESUPUESTO DE FUNCIONAMIENTO		2,126,447,320	2,253,001,102
C . 873,870,887		PRESUPUESTO DE INVERSION		260,000,000	613,870,887
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	160,000,000	613,870,887	773,870,887

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1000	INTERSUBSECTORIAL GOBIERNO	160,000,000	613,870,887	773,870,887
TOTAL PRESUPUESTO SECCION		2,386,447,320	2,866,871,989	5,253,319,309

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A .	PRESUPUESTO DE FUNCIONAMIENTO		274,815,777,920	21,085,000,000
295,900,777,920				
C .	PRESUPUESTO DE INVERSION		5,000,000,000	329,256,874
5,329,256,874				
122	ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		329,256,874	329,256,874
1000	INTERSUBSECTORIAL GOBIERNO		329,256,874	329,256,874
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,000,000,000		5,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
TOTAL PRESUPUESTO SECCION		279,815,777,920	21,414,256,874	301,230,034,794

SECCION: 1311

SUPERINTENDENCIA BANCARIA

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A .	PRESUPUESTO DE FUNCIONAMIENTO		320,000,000	51,230,418,351
51,550,418,351				
C .			PRESUPUESTO DE INVERSION	6,431,103,177
6,431,103,177				
121	CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		830,143,177	830,143,177
1000	INTERSUBSECTORIAL GOBIERNO		830,143,177	830,143,177
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		4,500,960,000	4,500,960,000
1000	INTERSUBSECTORIAL GOBIERNO		4,500,960,000	4,500,960,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		800,000,000	800,000,000
1000	INTERSUBSECTORIAL GOBIERNO		800,000,000	800,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		300,000,000	300,000,000
1000	INTERSUBSECTORIAL GOBIERNO		300,000,000	300,000,000
TOTAL PRESUPUESTO SECCION		320,000,000	57,661,521,528	57,981,521,528

SECCION: 1312

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A .	PRESUPUESTO DE FUNCIONAMIENTO	2,298,931,455		2,298,931,455
TOTAL PRESUPUESTO SECCION		2,298,931,455		2,298,931,455
	SECCION: 1401			
	SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B .	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	25,361,965,693,117		25,361,965,693,117
TOTAL PRESUPUESTO SECCION		25,361,965,693,117		25,361,965,693,117
	SECCION: 1501			
	MINISTERIO DE DEFENSA NACIONAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO	3,638,041,278,168		3,638,041,278,168
C .	PRESUPUESTO DE INVERSION	685,860,753,000		685,860,753,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	29,022,000,000		29,022,000,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,090,000,000		5,090,000,000
101	DEFENSA Y SEGURIDAD INTERNA	16,002,000,000		16,002,000,000
102	DEFENSA Y SEGURIDAD EXTERNA	250,000,000		250,000,000
300	INTERSUBSECTORIAL SALUD	7,200,000,000		7,200,000,000
607	TRANSPORTE MARITIMO	480,000,000		480,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,132,000,000		3,132,000,000
101	DEFENSA Y SEGURIDAD INTERNA	3,132,000,000		3,132,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	56,107,000,000		56,107,000,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	9,409,000,000		9,409,000,000
101	DEFENSA Y SEGURIDAD INTERNA	37,498,000,000		37,498,000,000
102	DEFENSA Y SEGURIDAD EXTERNA	500,000,000		500,000,000
300	INTERSUBSECTORIAL SALUD	1,500,000,000		1,500,000,000
705	EDUCACION SUPERIOR	600,000,000		600,000,000
1201	ACUEDUCTO Y ALCANTARILLADO	6,600,000,000		6,600,000,000
121	CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	700,000,000		700,000,000
101	DEFENSA Y SEGURIDAD INTERNA	700,000,000		700,000,000
123	MEJORAMIENTO Y MANTENIMIENTO	400,000,000		400,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		DE INFRAESTRUCTURA ADMINISTRATIVA			
	101	DEFENSA Y SEGURIDAD INTERNA	400,000,000		400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	485,294,753,000		485,294,753,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	173,975,000,000		173,975,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	297,719,753,000		297,719,753,000
	102	DEFENSA Y SEGURIDAD EXTERNA	4,000,000,000		4,000,000,000
	300	INTERSUBSECTORIAL SALUD	9,600,000,000		9,600,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	105,825,000,000		105,825,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	51,776,000,000		51,776,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	52,199,000,000		52,199,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,850,000,000		1,850,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,500,000,000		3,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,500,000,000		1,500,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	2,000,000,000		2,000,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,330,000,000		1,330,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,330,000,000		1,330,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	90,000,000		90,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	90,000,000		90,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	100,000,000		100,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	360,000,000		360,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	280,000,000		280,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	80,000,000		80,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION		4,323,902,031,168		4,323,902,031,168
	SECCION: 1503			
	CAJA DE RETIRO DE LAS FUERZAS MILITARES			
A .	PRESUPUESTO DE FUNCIONAMIENTO	594,566,359,960	47,684,071,426	642,250,431,386
TOTAL PRESUPUESTO SECCION		594,566,359,960	47,684,071,426	642,250,431,386
	SECCION: 1504			
	FONDO ROTATORIO DEL EJERCITO			
A .	PRESUPUESTO DE FUNCIONAMIENTO		147,949,451,188	147,949,451,188
TOTAL PRESUPUESTO SECCION			147,949,451,188	147,949,451,188
	SECCION: 1505			
	FONDO ROTATORIO DE LA ARMADA NACIONAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO		77,953,328,253	77,953,328,253
TOTAL PRESUPUESTO SECCION			77,953,328,253	77,953,328,253
	SECCION: 1506			
	FONDO ROTATORIO DE LA FUERZA AEREA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		60,061,326,791	60,061,326,791
C .	PRESUPUESTO DE INVERSION		1,650,840,000	1,650,840,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		841,900,000	841,900,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		841,900,000	841,900,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		225,700,000	225,700,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		225,700,000	225,700,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		33,240,000	33,240,000
101	DEFENSA Y SEGURIDAD INTERNA		33,240,000	33,240,000
121	CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		550,000,000	550,000,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		550,000,000	550,000,000
TOTAL PRESUPUESTO SECCION			61,712,166,791	61,712,166,791
	SECCION: 1507			
	INSTITUTO CASAS FISCALES DEL EJERCITO			
A .	PRESUPUESTO DE FUNCIONAMIENTO		18,413,272,345	18,413,272,345

25

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C . 5,379,375,605			PRESUPUESTO DE INVERSION	5,379,375,605
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,755,000,000	3,755,000,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,755,000,000	3,755,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,624,375,605	1,624,375,605
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,624,375,605	1,624,375,605
TOTAL PRESUPUESTO SECCION			23,792,647,950	23,792,647,950
		SECCION: 1508		
		DEFENSA CIVIL COLOMBIANA		
A . 6,572,682,076	PRESUPUESTO DE FUNCIONAMIENTO		6,377,570,076	195,112,000
C . 300,000,000	PRESUPUESTO DE INVERSION			300,000,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000		150,000,000
103	DEFENSA CIVIL	150,000,000		150,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	150,000,000		150,000,000
103	DEFENSA CIVIL	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION		6,677,570,076	195,112,000	6,872,682,076
		SECCION: 1510		
		CLUB MILITAR DE OFICIALES		
A . 16,981,544,679			PRESUPUESTO DE FUNCIONAMIENTO	16,981,544,679
C . 3,359,942,321			PRESUPUESTO DE INVERSION	3,359,942,321
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,359,942,321	1,359,942,321
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,359,942,321	1,359,942,321
640	INVERSIONES Y APORTES FINANCIEROS		2,000,000,000	2,000,000,000
1302	BIENESTAR SOCIAL A TRABAJADORES		2,000,000,000	2,000,000,000
TOTAL PRESUPUESTO SECCION			20,341,487,000	20,341,487,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION:	**1511**	
	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO		675,213,977,718	75,741,317,209
750,955,294,927				
TOTAL PRESUPUESTO SECCION		675,213,977,718	75,741,317,209	750,955,294,927
		SECCION:	**1512**	
	FONDO ROTATORIO DE LA POLICIA			
A .		PRESUPUESTO DE FUNCIONAMIENTO		304,116,302,000
304,116,302,000				
TOTAL PRESUPUESTO SECCION			304,116,302,000	304,116,302,000
		SECCION:	**1519**	
	HOSPITAL MILITAR			
A .	PRESUPUESTO DE FUNCIONAMIENTO		10,800,000,000	92,102,737,000
102,902,737,000				
C .	PRESUPUESTO DE INVERSION			3,000,000,000
3,000,000,000				
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
300	INTERSUBSECTORIAL SALUD	600,000,000		600,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,400,000,000		2,400,000,000
300	INTERSUBSECTORIAL SALUD	2,400,000,000		2,400,000,000
TOTAL PRESUPUESTO SECCION		13,800,000,000	92,102,737,000	105,902,737,000
		SECCION:	**1601**	
	POLICIA NACIONAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO			2,407,121,146,317
2,407,121,146,317				
C .	PRESUPUESTO DE INVERSION			129,840,000,000
129,840,000,000				
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,700,000,000		14,700,000,000
101	DEFENSA Y SEGURIDAD INTERNA	12,000,000,000		12,000,000,000
705	EDUCACION SUPERIOR	2,700,000,000		2,700,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
1402	SOLUCIONES DE VIVIENDA URBANA	3,000,000,000		3,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,659,000,000		7,659,000,000
101	DEFENSA Y SEGURIDAD INTERNA	6,659,000,000		6,659,000,000
705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000

27

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	97,864,000,000		97,864,000,000
101	DEFENSA Y SEGURIDAD INTERNA	94,219,000,000		94,219,000,000
300	INTERSUBSECTORIAL SALUD	3,645,000,000		3,645,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,117,000,000		6,117,000,000
101	DEFENSA Y SEGURIDAD INTERNA	6,117,000,000		6,117,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000		500,000,000
101	DEFENSA Y SEGURIDAD INTERNA	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION		2,536,961,146,317		2,536,961,146,317
		SECCION:	**1701**	
	MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
A . 84,410,711,143	PRESUPUESTO DE FUNCIONAMIENTO			84,410,711,143
C . 146,113,034,365	PRESUPUESTO DE INVERSION			146,113,034,365
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	100,000,000		100,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	100,000,000		100,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,200,000,000		4,200,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	4,200,000,000		4,200,000,000
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,800,000,000		1,800,000,000
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	1,800,000,000		1,800,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	8,399,999,904		8,399,999,904
1100	INTERSUBSECTORIAL AGROPECUARIO	8,399,999,904		8,399,999,904
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	3,892,034,461		3,892,034,461
1100	INTERSUBSECTORIAL AGROPECUARIO	3,892,034,461		3,892,034,461
520	ADMINISTRACION, CONTROL Y	79,000,000,000		79,000,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO			
1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
1106	COMERCIALIZACION	77,000,000,000		77,000,000,000
610	CREDITOS	42,000,000,000		42,000,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	42,000,000,000		42,000,000,000
630	TRANSFERENCIAS	6,721,000,000		6,721,000,000
902	MANEJO	2,000,000,000		2,000,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	4,721,000,000		4,721,000,000
TOTAL PRESUPUESTO SECCION		230,523,745,508		230,523,745,508
	SECCION: 1702			
	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)			
A . 45,171,680,000	PRESUPUESTO DE FUNCIONAMIENTO		42,911,260,000	2,260,420,000
B . 294,521,400	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			294,521,400
C . 19,415,121,600	PRESUPUESTO DE INVERSION		2,670,000,000	16,745,121,600
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	300,000,000		300,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	70,000,000		70,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	70,000,000		70,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO		600,000,000	600,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,300,000,000	16,145,121,600	18,445,121,600
1100	INTERSUBSECTORIAL AGROPECUARIO	2,300,000,000	16,145,121,600	18,445,121,600
TOTAL PRESUPUESTO SECCION		45,875,781,400	19,005,541,600	64,881,323,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1703			
		INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA (INCORA)			
A .		PRESUPUESTO DE FUNCIONAMIENTO	60,606,426,000	3,115,580,000	63,722,006,000
B .		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	941,500,000		941,500,000
C .		PRESUPUESTO DE INVERSION	3,695,479,918	5,226,100,000	8,921,579,918
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	785,479,824	2,936,100,000	3,721,579,824
	1107	TENENCIA DE LA TIERRA	785,479,824	2,936,100,000	3,721,579,824
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		200,000,000	200,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		200,000,000	200,000,000
620		SUBSIDIOS DIRECTOS	2,910,000,094	2,090,000,000	5,000,000,094
	1107	TENENCIA DE LA TIERRA	2,910,000,094	2,090,000,000	5,000,000,094
TOTAL PRESUPUESTO SECCION			65,243,405,918	8,341,680,000	73,585,085,918
		SECCION: 1705			
		INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT			
A .		PRESUPUESTO DE FUNCIONAMIENTO	14,829,960,000	93,120,000	14,923,080,000
B .		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	23,884,981,585		23,884,981,585
C .		PRESUPUESTO DE INVERSION	42,516,771,000	3,558,500,000	46,075,271,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	42,516,771,000	3,418,500,000	45,935,271,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	42,516,771,000	3,418,500,000	45,935,271,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		90,000,000	90,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA		90,000,000	90,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		50,000,000	50,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA		50,000,000	50,000,000
TOTAL PRESUPUESTO SECCION			81,231,712,585	3,651,620,000	84,883,332,585

Continuación del Decreto "por el cual se liquida el Presupuesto General de la Nación para la vigencia fiscal de 2003, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 1706			
	FONDO DE COFINANCIACION PARA LA INVERSION RURAL - DRI			
A .	PRESUPUESTO DE FUNCIONAMIENTO			4,726,362,908
4,726,362,908				
TOTAL PRESUPUESTO SECCION		4,726,362,908		4,726,362,908
	SECCION: 1712			
	INSTITUTO NACIONAL DE PESCA Y ACUICULTURA - INPA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		7,283,898,500	272,800,000
7,556,698,500				
C .	PRESUPUESTO DE INVERSION		239,800,000	2,575,554,154
2,815,354,154				
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	150,000,000	200,000,000
1104	PESCA Y ACUICULTURA	50,000,000	150,000,000	200,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	39,800,000	698,616,000	738,416,000
1104	PESCA Y ACUICULTURA	39,800,000	698,616,000	738,416,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		582,800,000	582,800,000
1104	PESCA Y ACUICULTURA		582,800,000	582,800,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	150,000,000	564,800,000	714,800,000
1104	PESCA Y ACUICULTURA	150,000,000	564,800,000	714,800,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		579,338,154	579,338,154
1104	PESCA Y ACUICULTURA		579,338,154	579,338,154
TOTAL PRESUPUESTO SECCION		7,523,698,500	2,848,354,154	10,372,052,654
	SECCION: 1801			
	MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO			3,303,018,005,000
3,303,018,005,000				
C .	PRESUPUESTO DE INVERSION			190,650,000,000
190,650,000,000				
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	100,000,000		100,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	100,000,000		100,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	704,256,066		704,256,066

31

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	704,256,066		704,256,066
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	330,000,000		330,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	330,000,000		330,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	556,000,000		556,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	556,000,000		556,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	60,000,000		60,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	60,000,000		60,000,000
630	TRANSFERENCIAS	188,899,743,934		188,899,743,934
1302	BIENESTAR SOCIAL A TRABAJADORES	188,899,743,934		188,899,743,934
TOTAL PRESUPUESTO SECCION		3,493,668,005,000		3,493,668,005,000

SECCION: 1804

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 60,162,068,000	PRESUPUESTO DE FUNCIONAMIENTO			60,162,068,000
B . 216,400,000	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			216,400,000
C . 490,692,652,400	PRESUPUESTO DE INVERSION			490,692,652,400
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,930,000,000	6,930,000,000
704	CAPACITACION TECNICA NO PROFESIONAL		6,930,000,000	6,930,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		306,425,113,548	306,425,113,548
704	CAPACITACION TECNICA NO PROFESIONAL		296,670,396,348	296,670,396,348
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		9,754,717,200	9,754,717,200
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		66,992,202,052	66,992,202,052
1302	BIENESTAR SOCIAL A TRABAJADORES		66,992,202,052	66,992,202,052
410	INVESTIGACION BASICA, APLICADA		83,220,504,800	83,220,504,800

32

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	Y ESTUDIOS			
704	CAPACITACION TECNICA NO PROFESIONAL		83,220,504,800	83,220,504,800
610	CREDITOS		26,624,832,000	26,624,832,000
1302	BIENESTAR SOCIAL A TRABAJADORES		26,624,832,000	26,624,832,000
620	SUBSIDIOS DIRECTOS		500,000,000	500,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION			551,071,120,400	551,071,120,400
	SECCION: 1805			
	FONDO DE PREVISION SOCIAL DEL CONGRESO			
A .	PRESUPUESTO DE FUNCIONAMIENTO	137,932,290,000	20,726,299,000	
158,658,589,000				
TOTAL PRESUPUESTO SECCION		137,932,290,000	20,726,299,000	158,658,589,000
	SECCION: 1808			
	CAJA DE PREVISION SOCIAL DE LA SUPERINTENDENCIA BANCARIA			
A .			PRESUPUESTO DE FUNCIONAMIENTO	25,121,539,000
25,121,539,000				
C .			PRESUPUESTO DE INVERSION	9,901,408,000
9,901,408,000				
640	INVERSIONES Y APORTES FINANCIEROS		9,901,408,000	9,901,408,000
1302	BIENESTAR SOCIAL A TRABAJADORES		9,901,408,000	9,901,408,000
TOTAL PRESUPUESTO SECCION			35,022,947,000	35,022,947,000
	SECCION: 1809			
	FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA			
A .	PRESUPUESTO DE FUNCIONAMIENTO	228,798,665,000	32,984,000,000	
261,782,665,000				
TOTAL PRESUPUESTO SECCION		228,798,665,000	32,984,000,000	261,782,665,000
	SECCION: 1901			
	MINISTERIO DE SALUD			
A .	PRESUPUESTO DE FUNCIONAMIENTO			3,156,889,011,223
3,156,889,011,223				
C .	PRESUPUESTO DE INVERSION			636,487,500,000
636,487,500,000				
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,325,270,100		5,325,270,100
300	INTERSUBSECTORIAL SALUD	5,325,270,100		5,325,270,100
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	11,800,000,000		11,800,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD	5,800,000,000		5,800,000,000
	301	PREVENCION EN SALUD	6,000,000,000		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	7,750,000,000		7,750,000,000
	300	INTERSUBSECTORIAL SALUD	6,000,000,000		6,000,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	1,750,000,000		1,750,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,513,600,000		1,513,600,000
	300	INTERSUBSECTORIAL SALUD	1,513,600,000		1,513,600,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	8,202,954,000		8,202,954,000
	300	INTERSUBSECTORIAL SALUD	7,902,954,000		7,902,954,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	300,000,000		300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	301	PREVENCION EN SALUD	200,000,000		200,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	126,000,000		126,000,000
	300	INTERSUBSECTORIAL SALUD	126,000,000		126,000,000
630		TRANSFERENCIAS	601,569,675,900		601,569,675,900
	304	SERVICIOS INTEGRALES DE SALUD	601,569,675,900		601,569,675,900
TOTAL PRESUPUESTO SECCION			3,793,376,511,223		3,793,376,511,223
		SECCION: 1903			
		INSTITUTO NACIONAL DE SALUD (INS)			
A . 8,879,547,020		PRESUPUESTO DE FUNCIONAMIENTO		8,211,596,861	667,950,159
C . 74,810,331,508		PRESUPUESTO DE INVERSION		73,942,500,000	867,831,508
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	793,000,000	433,915,754	1,226,915,754
	300	INTERSUBSECTORIAL SALUD	793,000,000	433,915,754	1,226,915,754
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	183,000,000	52,069,890	235,069,890

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	183,000,000	52,069,890	235,069,890
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	70,892,500,000		70,892,500,000
301	PREVENCION EN SALUD	70,892,500,000		70,892,500,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,006,500,000	164,887,987	1,171,387,987
300	INTERSUBSECTORIAL SALUD	1,006,500,000	164,887,987	1,171,387,987
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,067,500,000	216,957,877	1,284,457,877
300	INTERSUBSECTORIAL SALUD	1,067,500,000	216,957,877	1,284,457,877
TOTAL PRESUPUESTO SECCION		82,154,096,861	1,535,781,667	83,689,878,528

SECCION: 1904

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 135,454,634,686		PRESUPUESTO DE FUNCIONAMIENTO		135,454,634,686
C . 997,179,665,314		PRESUPUESTO DE INVERSION	8,780,000,000	988,399,665,314
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		9,500,000,000	9,500,000,000
300	INTERSUBSECTORIAL SALUD		9,500,000,000	9,500,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		7,000,000,000	7,000,000,000
300	INTERSUBSECTORIAL SALUD		7,000,000,000	7,000,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,100,000,000	10,100,000,000
300	INTERSUBSECTORIAL SALUD		10,100,000,000	10,100,000,000
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	8,780,000,000	958,214,665,314	966,994,665,314
1501	ASISTENCIA DIRECTA A LA COMUNIDAD	8,780,000,000	958,214,665,314	966,994,665,314
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,500,000,000	1,500,000,000
300	INTERSUBSECTORIAL SALUD		1,500,000,000	1,500,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,085,000,000	2,085,000,000
300	INTERSUBSECTORIAL SALUD		2,085,000,000	2,085,000,000
TOTAL PRESUPUESTO SECCION		8,780,000,000	1,123,854,300,000	1,132,634,300,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
			SECCION:	**1910**	
		SUPERINTENDENCIA NACIONAL DE SALUD			
A .		PRESUPUESTO DE FUNCIONAMIENTO		2,774,860,757	6,827,849,072
9,602,709,829					
C .		PRESUPUESTO DE INVERSION			1,800,000,000
1,800,000,000					
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	600,000,000		600,000,000
	300	INTERSUBSECTORIAL SALUD	600,000,000		600,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	400,000,000		400,000,000
	300	INTERSUBSECTORIAL SALUD	400,000,000		400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	300	INTERSUBSECTORIAL SALUD	500,000,000		500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	300,000,000		300,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			4,574,860,757	6,827,849,072	11,402,709,829
			SECCION:	**1912**	
		INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA			
A .				PRESUPUESTO DE FUNCIONAMIENTO	4,198,877,508
4,198,877,508					
C .				PRESUPUESTO DE INVERSION	6,306,322,492
6,306,322,492					
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		400,000,000	400,000,000
	300	INTERSUBSECTORIAL SALUD		400,000,000	400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,226,163,000	1,226,163,000
	300	INTERSUBSECTORIAL SALUD		1,226,163,000	1,226,163,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		170,653,000	170,653,000
	300	INTERSUBSECTORIAL SALUD		170,653,000	170,653,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		150,000,000	150,000,000
	300	INTERSUBSECTORIAL SALUD		150,000,000	150,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		625,506,492	625,506,492
	301	PREVENCION EN SALUD		625,506,492	625,506,492
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,734,000,000	3,734,000,000
	301	PREVENCION EN SALUD		3,734,000,000	3,734,000,000
TOTAL PRESUPUESTO SECCION				10,505,200,000	10,505,200,000

SECCION: 2001

MINISTERIO DE DESARROLLO ECONOMICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 80,958,145,066		PRESUPUESTO DE FUNCIONAMIENTO			80,958,145,066
C . 97,105,000,000		PRESUPUESTO DE INVERSION			97,105,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	34,695,000,000		34,695,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,400,000,000		1,400,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	22,622,000,000		22,622,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	10,673,000,000		10,673,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,110,000,000		1,110,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,110,000,000		1,110,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	100,000,000		100,000,000
	206	TURISMO	100,000,000		100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,600,000,000		2,600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	850,000,000		850,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	550,000,000		550,000,000
	204	COMERCIO INTERNO	100,000,000		100,000,000

Continuación del Decreto "por el cual se liquida el Presupuesto General de la Nación para la vigencia fiscal de 2003, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	206	TURISMO	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	800,000,000		800,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	300,000,000		300,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	250,000,000		250,000,000
	204	COMERCIO INTERNO	50,000,000		50,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,300,000,000		2,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	35,500,000,000		35,500,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	25,000,000,000		25,000,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	2,200,000,000		2,200,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	1,500,000,000		1,500,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	6,800,000,000		6,800,000,000
610		CREDITOS	19,000,000,000		19,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	19,000,000,000		19,000,000,000
TOTAL PRESUPUESTO SECCION			178,063,145,066		178,063,145,066

SECCION: 2003

INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A .		PRESUPUESTO DE FUNCIONAMIENTO		16,335,143,124	9,677,400,000
26,012,543,124					
B .		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			6,600,000
6,600,000					
C .		PRESUPUESTO DE INVERSION		120,000,000,000	10,000,000,000
130,000,000,000					
620		SUBSIDIOS DIRECTOS	120,000,000,000	10,000,000,000	130,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	120,000,000,000	10,000,000,000	130,000,000,000
TOTAL PRESUPUESTO SECCION			136,335,143,124	19,684,000,000	156,019,143,124

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2020		
		SUPERINTENDENCIA DE SOCIEDADES		
A .		PRESUPUESTO DE FUNCIONAMIENTO		41,023,611,460
41,023,611,460				
C .		PRESUPUESTO DE INVERSION		4,633,567,000
4,633,567,000				
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,511,366,000	4,511,366,000
1000	INTERSUBSECT ORIAL GOBIERNO		4,511,366,000	4,511,366,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		122,201,000	122,201,000
1000	INTERSUBSECTORIAL GOBIERNO		122,201,000	122,201,000
TOTAL PRESUPUESTO SECCION			45,657,178,460	45,657,178,460
		SECCION: 2101		
		MINISTERIO DE MINAS Y ENERGIA		
A .	PRESUPUESTO DE FUNCIONAMIENTO			34,581,303,000
34,581,303,000				
C .	PRESUPUESTO DE INVERSION			243,128,589,000
243,128,589,000				
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCT URA PROPIA DEL SECTOR	200,000,000		200,000,000
406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	200,000,000		200,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	400,000,000		400,000,000
207	MINERIA	400,000,000		400,000,000
620	SUBSIDIOS DIRECTOS	138,888,889,000		138,888,889,000
500	INTERSUBSECTORIAL ENERGIA	138,888,889,000		138,888,889,000
630	TRANSFERENCIAS	103,639,700,000		103,639,700,000
500	INTERSUBSECTORIAL ENERGIA	103,639,700,000		103,639,700,000
TOTAL PRESUPUESTO SECCION		277,709,892,000		277,709,892,000
		SECCION: 2103		
	INSTITUTO DE INVESTIGACION E INFORMACION GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR - INGEOMINAS			
A .	PRESUPUESTO DE FUNCIONAMIENTO		14,350,607,716	1,262,216,000
15,612,823,716				
C .	PRESUPUESTO DE INVERSION		1,849,039,000	4,786,869,600
6,635,908,600				
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,030,000,000		1,030,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
207	MINERIA	1,030,000,000		1,030,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	679,999,000	2,450,000,000	3,129,999,000
207	MINERIA	679,999,000	2,450,000,000	3,129,999,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	139,040,000	2,336,869,600	2,475,909,600
207	MINERIA	139,040,000	2,336,869,600	2,475,909,600
TOTAL PRESUPUESTO SECCION		16,199,646,716	6,049,085,600	22,248,732,316

SECCION: *2109*

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 2,501,209,910	PRESUPUESTO DE FUNCIONAMIENTO			2,501,209,910
C . 7,051,904,090	PRESUPUESTO DE INVERSION			7,051,904,090
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,130,000,000	1,130,000,000
500	INTERSUBSECTORIAL ENERGIA		1,130,000,000	1,130,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,555,000,000	1,555,000,000
207	MINERIA		650,000,000	650,000,000
500	INTERSUBSECTORIAL ENERGIA		905,000,000	905,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,100,000,000	1,100,000,000
207	MINERIA		1,100,000,000	1,100,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,266,904,090	3,266,904,090
500	INTERSUBSECTORIAL ENERGIA		1,550,000,000	1,550,000,000
1000	INTERSUBSECTORIAL GOBIERNO		1,716,904,090	1,716,904,090
TOTAL PRESUPUESTO SECCION			9,553,114,000	9,553,114,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS - IPSE

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 31,732,031,546	PRESUPUESTO DE FUNCIONAMIENTO		25,672,231,546	6,059,800,000
C . 7,560,640,000	PRESUPUESTO DE INVERSION			7,560,640,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,560,640,000		5,560,640,000

40

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
502	TRANSMISION ELECTRICA	2,060,640,000		2,060,640,000
503	SUBTRANSMISION ELECTRICA	3,500,000,000		3,500,000,000
420	ESTUDIOS DE PREINVERSION	2,000,000,000		2,000,000,000
500	INTERSUBSECTORIAL ENERGIA	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION		33,232,871,546	6,059,800,000	39,292,671,546

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 9,293,622,930,105	PRESUPUESTO DE FUNCIONAMIENTO			9,293,622,930,105
C . 95,374,754,295	PRESUPUESTO DE INVERSION			95,374,754,295
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,400,000,000		2,400,000,000
700	INTERSUBSECTORIAL EDUCACION	2,400,000,000		2,400,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	46,699,441,295		46,699,441,295
700	INTERSUBSECTORIAL EDUCACION	46,549,757,000		46,549,757,000
705	EDUCACION SUPERIOR	149,684,295		149,684,295
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	250,000,000		250,000,000
700	INTERSUBSECTORIAL EDUCACION	250,000,000		250,000,000
620	SUBSIDIOS DIRECTOS	6,925,000,000		6,925,000,000
700	INTERSUBSECTORIAL EDUCACION	6,600,000,000		6,600,000,000
703	EDUCACION SECUNDARIA	325,000,000		325,000,000
640	INVERSIONES Y APORTES FINANCIEROS	39,100,313,000		39,100,313,000
705	EDUCACION SUPERIOR	39,100,313,000		39,100,313,000
TOTAL PRESUPUESTO SECCION		9,388,997,684,400		9,388,997,684,400

SECCION: 2202

INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 20,709,619,468	PRESUPUESTO DE FUNCIONAMIENTO			20,709,619,468
B . 6,515,649,426	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			6,515,649,426
C . 10,146,063,739	PRESUPUESTO DE INVERSION			10,146,063,739
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		8,655,063,739	8,655,063,739

• • •

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR		8,655,063,739	8,655,063,739
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,491,000,000	1,491,000,000
	705	EDUCACION SUPERIOR		1,491,000,000	1,491,000,000
TOTAL PRESUPUESTO SECCION			6,515,649,426	30,855,683,207	37,371,332,633
			SECCION:	**2203**	
		INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)			
A . 14,132,332,505			PRESUPUESTO DE FUNCIONAMIENTO		14,132,332,505
C . 149,558,114,340		PRESUPUESTO DE INVERSION		32,419,000,000	117,139,114,340
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,200,000,000	1,200,000,000
	700	INTERSUBSECTORIAL EDUCACION		1,200,000,000	1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		202,006,340	202,006,340
	709	ARTE Y CULTURA		202,006,340	202,006,340
610		CREDITOS	32,419,000,000	115,737,108,000	148,156,108,000
	300	INTERSUBSECTORIAL SALUD	5,000,000,000		5,000,000,000
	700	INTERSUBSECTORIAL EDUCACION		1,360,000,000	1,360,000,000
	705	EDUCACION SUPERIOR	27,419,000,000	114,377,108,000	141,796,108,000
TOTAL PRESUPUESTO SECCION			32,419,000,000	131,271,446,845	163,690,446,845
			SECCION:	**2205**	
		INSTITUTO COLOMBIANO DEL DEPORTE (COLDEPORTES)			
A . 6,607,538,909		PRESUPUESTO DE FUNCIONAMIENTO		5,587,926,189	1,019,612,720
C . 16,466,100,000		PRESUPUESTO DE INVERSION		8,760,000,000	7,706,100,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,950,000,000	1,770,000,000	3,720,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,950,000,000	1,770,000,000	3,720,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	450,000,000	590,000,000	1,040,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	450,000,000	590,000,000	1,040,000,000

42

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	500,000,000	170,100,000	670,100,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	500,000,000	170,100,000	670,100,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	260,000,000		260,000,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	260,000,000		260,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,500,000,000	5,176,000,000	10,676,000,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	5,500,000,000	5,176,000,000	10,676,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION		14,347,926,189	8,725,712,720	23,073,638,909
		SECCION:	**2208**	
	INSTITUTO CARO Y CUERVO			
A . 2,402,307,695	PRESUPUESTO DE FUNCIONAMIENTO		2,345,307,695	57,000,000
C . 800,000,000	PRESUPUESTO DE INVERSION			800,000,000
122	ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	150,000,000		150,000,000
709	ARTE Y CULTURA	150,000,000		150,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	230,000,000		230,000,000
709	ARTE Y CULTURA	230,000,000		230,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	420,000,000		420,000,000
709	ARTE Y CULTURA	420,000,000		420,000,000
TOTAL PRESUPUESTO SECCION		3,145,307,695	57,000,000	3,202,307,695
		SECCION:	**2209**	
	INSTITUTO NACIONAL PARA SORDOS (INSOR)			
A . 1,732,897,243	PRESUPUESTO DE FUNCIONAMIENTO		1,698,742,763	34,154,480

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C .		PRESUPUESTO DE INVERSION		369,000,000	275,900,000
644,900,000					
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	187,000,000	185,000,000	372,000,000
	705	EDUCACION SUPERIOR	37,000,000	135,000,000	172,000,000
	707	EDUCACION ESPECIAL	150,000,000	50,000,000	200,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	60,000,000	55,900,000	115,900,000
	301	PREVENCION EN SALUD	45,000,000	50,900,000	95,900,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	15,000,000	5,000,000	20,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	97,000,000	15,000,000	112,000,000
	707	EDUCACION ESPECIAL	97,000,000	15,000,000	112,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,000,000	20,000,000	45,000,000
	700	INTERSUBSECTORIAL EDUCACION	25,000,000	20,000,000	45,000,000
TOTAL PRESUPUESTO SECCION			2,067,742,763	310,054,480	2,377,797,243
			SECCION:	***2210***	
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A .		PRESUPUESTO DE FUNCIONAMIENTO		2,296,495,769	14,843,648
2,311,339,417					
C .		PRESUPUESTO DE INVERSION		370,000,000	100,000,000
470,000,000					
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	300,000,000	51,000,000	351,000,000
	707	EDUCACION ESPECIAL	300,000,000	51,000,000	351,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	40,000,000	39,000,000	79,000,000
	707	EDUCACION ESPECIAL	40,000,000	39,000,000	79,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	30,000,000	10,000,000	40,000,000
	707	EDUCACION ESPECIAL	30,000,000	10,000,000	40,000,000
TOTAL PRESUPUESTO SECCION			2,666,495,769	114,843,648	2,781,339,417
			SECCION:	**2211**	
		INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN			
A .		PRESUPUESTO DE FUNCIONAMIENTO		5,432,988,515	589,585,488
6,022,574,003					

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T0TAL
B .		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			152,066,100
152,066,100					
C .		PRESUPUESTO DE INVERSION			1,477,646,849
1,477,646,849					
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,477,646,849	1,477,646,849
	705	EDUCACION SUPERIOR		1,477,646,849	1,477,646,849
TOTAL PRESUPUESTO SECCION			5,585,054,615	2,067,232,337	7,652,286,952
		SECCION: 2213			
		INSTITUTO COLOMBIANO DE LA PARTICIPACION "JORGE ELIECER GAITAN"			
A .		PRESUPUESTO DE FUNCIONAMIENTO		679,491,323	7,400,000
686,891,323					
C .		PRESUPUESTO DE INVERSION			51,000,000
51,000,000					
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	21,000,000		21,000,000
	709	ARTE Y CULTURA	21,000,000		21,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	30,000,000		30,000,000
	709	ARTE Y CULTURA	30,000,000		30,000,000
TOTAL PRESUPUESTO SECCION			730,491,323	7,400,000	737,891,323
		SECCION: 2226			
		UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD			
A .		PRESUPUESTO DE FUNCIONAMIENTO		7,883,715,947	9,703,021,256
17,586,737,203					
C .		PRESUPUESTO DE INVERSION		455,000,000	13,408,205,000
13,863,205,000					
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		4,300,388,000	4,300,388,000
	705	EDUCACION SUPERIOR		4,300,388,000	4,300,388,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	205,000,000	5,724,033,000	5,929,033,000
	705	EDUCACION SUPERIOR	205,000,000	5,724,033,000	5,929,033,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	135,000,000	859,453,000	994,453,000
	705	EDUCACION SUPERIOR	135,000,000	859,453,000	994,453,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	115,000,000	2,524,331,000	2,639,331,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
705	EDUCACION SUPERIOR	115,000,000	2,524,331,000	2,639,331,000
TOTAL PRESUPUESTO SECCION		8,338,715,947	23,111,226,256	31,449,942,203
	SECCION: 2227			
	COLEGIO BOYACA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		2,844,852,231	620,180,845
3,465,033,076				
TOTAL PRESUPUESTO SECCION		2,844,852,231	620,180,845	3,465,033,076
	SECCION: 2229			
	RESIDENCIAS FEMENINAS DEL MINISTERIO DE EDUCACION NACIONAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO		246,226,361	171,403,526
417,629,887				
TOTAL PRESUPUESTO SECCION		246,226,361	171,403,526	417,629,887
	SECCION: 2230			
	COLEGIO MAYOR DE ANTIOQUIA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,437,756,142	1,358,913,553
2,796,669,695				
TOTAL PRESUPUESTO SECCION		1,437,756,142	1,358,913,553	2,796,669,695
	SECCION: 2231			
	COLEGIO MAYOR DE BOLIVAR			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,556,804,126	875,497,542
2,432,301,668				
TOTAL PRESUPUESTO SECCION		1,556,804,126	875,497,542	2,432,301,668
	SECCION: 2232			
	COLEGIO MAYOR DEL CAUCA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,191,214,618	439,391,151
1,630,605,769				
TOTAL PRESUPUESTO SECCION		1,191,214,618	439,391,151	1,630,605,769
	SECCION: 2234			
	INSTITUTO TECNICO CENTRAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO		3,725,851,086	1,305,300,440
5,031,151,526				
C .		PRESUPUESTO DE INVERSION		500,000,000
500,000,000				
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		400,000,000	400,000,000
705	EDUCACION SUPERIOR		400,000,000	400,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		100,000,000	100,000,000
705	EDUCACION SUPERIOR		100,000,000	100,000,000
TOTAL PRESUPUESTO SECCION		3,725,851,086	1,805,300,440	5,531,151,526

Continuación del Decreto "por el cual se liquida el Presupuesto General de la Nación para la vigencia fiscal de 2003, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2235			
	INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER			
A .	PRESUPUESTO DE FUNCIONAMIENTO	2,190,814,372	795,674,471	2,986,488,843
TOTAL PRESUPUESTO SECCION		2,190,814,372	795,674,471	2,986,488,843
	SECCION: 2236			
	INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO			
A .	PRESUPUESTO DE FUNCIONAMIENTO	1,382,695,426	362,271,447	1,744,966,873
TOTAL PRESUPUESTO SECCION		1,382,695,426	362,271,447	1,744,966,873
	SECCION: 2237			
	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA			
A .	PRESUPUESTO DE FUNCIONAMIENTO	1,327,231,559	201,472,867	1,528,704,426
TOTAL PRESUPUESTO SECCION		1,327,231,559	201,472,867	1,528,704,426
	SECCION: 2238			
	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA			
A .	PRESUPUESTO DE FUNCIONAMIENTO	648,920,915	217,478,172	866,399,087
TOTAL PRESUPUESTO SECCION		648,920,915	217,478,172	866,399,087
	SECCION: 2239			
	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR			
A .	PRESUPUESTO DE FUNCIONAMIENTO	1,318,834,144	117,151,576	1,435,985,720
TOTAL PRESUPUESTO SECCION		1,318,834,144	117,151,576	1,435,985,720
	SECCION: 2240			
	INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA			
A .	PRESUPUESTO DE FUNCIONAMIENTO	1,330,713,383	210,443,588	1,541,156,971
TOTAL PRESUPUESTO SECCION		1,330,713,383	210,443,588	1,541,156,971
	SECCION: 2241			
	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
A .	PRESUPUESTO DE FUNCIONAMIENTO	3,147,265,946	528,580,567	3,675,846,513
TOTAL PRESUPUESTO SECCION		3,147,265,946	528,580,567	3,675,846,513
	SECCION: 2242			
	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
A .	PRESUPUESTO DE FUNCIONAMIENTO	1,640,825,127	346,297,045	1,987,122,172
TOTAL PRESUPUESTO SECCION		1,640,825,127	346,297,045	1,987,122,172
	SECCION: 2243			
	COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"			

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
A .	PRESUPUESTO DE FUNCIONAMIENTO		971,507,215	228,323,042
1,199,830,257				
TOTAL PRESUPUESTO SECCION		971,507,215	228,323,042	1,199,830,257
	SECCION: 2244			
	INSTITUTO PARA EL DESARROLLO DE LA DEMOCRACIA "LUIS CARLOS GALAN SARMIENTO"			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,029,326,633	20,592,000
1,049,918,633				
TOTAL PRESUPUESTO SECCION		1,029,326,633	20,592,000	1,049,918,633
	SECCION: 2245			
	BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		944,935,875	47,089,246
992,025,121				
C .	PRESUPUESTO DE INVERSION		68,000,000	123,954,892
191,954,892				
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	68,000,000	123,954,892	191,954,892
700	INTERSUBSECTORIAL EDUCACION	38,000,000	83,338,892	121,338,892
709	ARTE Y CULTURA	30,000,000	40,616,000	70,616,000
TOTAL PRESUPUESTO SECCION		1,012,935,875	171,044,138	1,183,980,013
	SECCION: 2252			
	INSTITUTO TECNOLOGICO DEL PUTUMAYO			
A .	PRESUPUESTO DE FUNCIONAMIENTO		874,768,787	305,505,196
1,180,273,983				
TOTAL PRESUPUESTO SECCION		874,768,787	305,505,196	1,180,273,983
	SECCION: 2253			
	UNIVERSIDAD DEL PACIFICO			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,758,419,641	862,216,961
2,620,636,602				
TOTAL PRESUPUESTO SECCION		1,758,419,641	862,216,961	2,620,636,602
	SECCION: 2254			
	INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,067,603,015	1,098,523,042
2,166,126,057				
TOTAL PRESUPUESTO SECCION		1,067,603,015	1,098,523,042	2,166,126,057
	SECCION: 2255			
	CENTRO DE EDUCACION EN ADMINISTRACION DE SALUD - CEADS			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,896,135,548	235,417,985
2,131,553,533				
TOTAL PRESUPUESTO SECCION		1,896,135,548	235,417,985	2,131,553,533

Continuación del Decreto "por el cual se liquida el Presupuesto General de la Nación para la vigencia fiscal de 2003, se detallan las *apropiaciones y se clasifican y definen los gastos".*

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2301			
	MINISTERIO DE COMUNICACIONES			
A . 16,980,624,105	PRESUPUESTO DE FUNCIONAMIENTO			16,980,624,105
C . 500,000,000	PRESUPUESTO DE INVERSION			500,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	150,000,000		150,000,000
400	INTERSUBSECTORIAL COMUNICACIONES	150,000,000		150,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	350,000,000		350,000,000
400	INTERSUBSECTORIAL COMUNICACIONES	350,000,000		350,000,000
TOTAL PRESUPUESTO SECCION		17,480,624,105		17,480,624,105
	SECCION: 2306			
	FONDO DE COMUNICACIONES			
A . 3,330,740,000	PRESUPUESTO DE FUNCIONAMIENTO			3,330,740,000
C . 77,880,518,202	PRESUPUESTO DE INVERSION			77,880,518,202
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		49,656,558,000	49,656,558,000
400	INTERSUBSECTORIAL COMUNICACIONES		49,656,558,000	49,656,558,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		20,223,960,202	20,223,960,202
400	INTERSUBSECTORIAL COMUNICACIONES		20,223,960,202	20,223,960,202
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,500,000,000	1,500,000,000
400	INTERSUBSECTORIAL COMUNICACIONES		1,500,000,000	1,500,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		500,000,000	500,000,000
400	INTERSUBSECTORIAL COMUNICACIONES		500,000,000	500,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,000,000,000	6,000,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
401	CORREO		6,000,000,000	6,000,000,000
TOTAL PRESUPUESTO SECCION			81,211,258,202	81,211,258,202
	SECCION: 2307			
	COMISION NACIONAL DE TELEVISION			
A . 81,968,700,000	PRESUPUESTO DE FUNCIONAMIENTO			81,968,700,000
TOTAL PRESUPUESTO SECCION			81,968,700,000	81,968,700,000
	SECCION: 2401			
	MINISTERIO DE TRANSPORTE			
A . 66,838,138,402	PRESUPUESTO DE FUNCIONAMIENTO			66,838,138,402
C . 73,598,840,000	PRESUPUESTO DE INVERSION			73,598,840,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
606	TRANSPORTE FLUVIAL	1,000,000,000		1,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	69,048,840,000		69,048,840,000
605	TRANSPORTE FERREO	64,148,840,000		64,148,840,000
606	TRANSPORTE FLUVIAL	700,000,000		700,000,000
607	TRANSPORTE MARITIMO	4,200,000,000		4,200,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	150,000,000		150,000,000
600	INTERSUBSECTORIAL TRANSPORTE	150,000,000		150,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
630	TRANSFERENCIAS	3,200,000,000		3,200,000,000
600	INTERSUBSECTORIAL TRANSPORTE	3,200,000,000		3,200,000,000
TOTAL PRESUPUESTO SECCION		140,436,978,402		140,436,978,402
	SECCION: 2402			
	INSTITUTO NACIONAL DE VIAS			
A . 44,582,910,294	PRESUPUESTO DE FUNCIONAMIENTO		35,784,710,294	8,798,200,000
B . 146,327,368,900	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			146,327,368,900
C . 589,354,480,000	PRESUPUESTO DE INVERSION		239,561,160,000	349,793,320,000
111	CONSTRUCCION DE	104,639,012,000	15,740,000,000	120,379,012,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		INFRAESTRUCTURA PROPIA DEL SECTOR			
	600	INTERSUBSECTORIAL TRANSPORTE	25,009,012,000	10,960,000,000	35,969,012,000
	601	RED TRONCAL NACIONAL	79,630,000,000		79,630,000,000
	602	RED SECUNDARIA		4,780,000,000	4,780,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	601	RED TRONCAL NACIONAL	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	105,622,148,000	286,044,530,000	391,666,678,000
	600	INTERSUBSECTORIAL TRANSPORTE	25,329,098,000	84,595,700,000	109,924,798,000
	601	RED TRONCAL NACIONAL	78,793,050,000	158,104,440,000	236,897,490,000
	602	RED SECUNDARIA	1,500,000,000	43,344,390,000	44,844,390,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		300,000,000	300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		300,000,000	300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	700,000,000	14,000,000,000	14,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	700,000,000	14,000,000,000	14,700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,735,000,000	4,735,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		4,735,000,000	4,735,000,000
420		ESTUDIOS DE PREINVERSION	1,000,000,000	1,859,500,000	2,859,500,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000	1,859,500,000	2,859,500,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000	27,114,290,000	29,714,290,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,600,000,000	27,114,290,000	29,714,290,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	23,000,000,000		23,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	23,000,000,000		23,000,000,000
TOTAL PRESUPUESTO SECCION			421,673,239,194	358,591,520,000	780,264,759,194

SECCION: 2403

FONDO NACIONAL DE CAMINOS VECINALES

A . PRESUPUESTO DE FUNCIONAMIENTO 5,668,049,954 2,093,100,000 7,761,149,954

51

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B .	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	26,655,451,593		26,655,451,593
C .	PRESUPUESTO DE INVERSION		1,982,700,000	1,982,700,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,982,700,000	1,982,700,000
600	INTERSUBSECTORIAL TRANSPORTE		1,882,700,000	1,882,700,000
603	CAMINOS VECINALES		100,000,000	100,000,000
TOTAL PRESUPUESTO SECCION		32,323,501,547	4,075,800,000	36,399,301,547
	SECCION: 2412			
	UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL			
A .	PRESUPUESTO DE FUNCIONAMIENTO		164,057,000,000	164,057,000,000
B .	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		4,418,048,158	4,418,048,158
C .	PRESUPUESTO DE INVERSION		77,340,048,000	77,340,048,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		6,000,048,000	6,000,048,000
608	TRANSPORTE AEREO		6,000,048,000	6,000,048,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		700,000,000	700,000,000
608	TRANSPORTE AEREO		700,000,000	700,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		27,600,000,000	27,600,000,000
608	TRANSPORTE AEREO		27,600,000,000	27,600,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		23,885,000,000	23,885,000,000
608	TRANSPORTE AEREO		23,885,000,000	23,885,000,000
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		14,855,000,000	14,855,000,000
608	TRANSPORTE AEREO		14,855,000,000	14,855,000,000
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		800,000,000	800,000,000
608	TRANSPORTE AEREO		800,000,000	800,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		800,000,000	800,000,000
608	TRANSPORTE AEREO		800,000,000	800,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,700,000,000	2,700,000,000
608	TRANSPORTE AEREO		2,700,000,000	2,700,000,000
TOTAL PRESUPUESTO SECCION			245,815,096,158	245,815,096,158
	SECCION: 2501			
	MINISTERIO PUBLICO			
A . 155,694,750,988	PRESUPUESTO DE FUNCIONAMIENTO			155,694,750,988
C . 9,409,310,001	PRESUPUESTO DE INVERSION			9,409,310,001
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	772,823,360		772,823,360
803	ADMINISTRACION DE JUSTICIA	772,823,360		772,823,360
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,467,799,331		1,467,799,331
800	INTERSUBSECTORIAL JUSTICIA	1,467,799,331		1,467,799,331
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,411,358,748		3,411,358,748
800	INTERSUBSECTORIAL JUSTICIA	3,411,358,748		3,411,358,748
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,757,328,562		3,757,328,562
800	INTERSUBSECTORIAL JUSTICIA	3,757,328,562		3,757,328,562
TOTAL PRESUPUESTO SECCION		165,104,060,989		165,104,060,989
	SECCION: 2502			
	DEFENSORIA DEL PUEBLO			
A . 40,172,793,588	PRESUPUESTO DE FUNCIONAMIENTO			40,172,793,588
C . 660,690,000	PRESUPUESTO DE INVERSION			660,690,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	660,690,000		660,690,000
800	INTERSUBSECTORIAL JUSTICIA	660,690,000		660,690,000
TOTAL PRESUPUESTO SECCION		40,833,483,588		40,833,483,588
	SECCION: 2601			
	CONTRALORIA GENERAL DE LA REPUBLICA			
A . 143,436,018,275	PRESUPUESTO DE FUNCIONAMIENTO			143,436,018,275

53

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C . 8,062,670,578		PRESUPUESTO DE INVERSION			8,062,670,578
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	6,587,456,578		6,587,456,578
	1000	INTERSUBSECTORIAL GOBIERNO	6,587,456,578		6,587,456,578
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,425,214,000		1,425,214,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,425,214,000		1,425,214,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			151,498,688,853		151,498,688,853

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 18,697,291,840		PRESUPUESTO DE FUNCIONAMIENTO	8,447,446,187	10,249,845,653	
TOTAL PRESUPUESTO SECCION			8,447,446,187	10,249,845,653	18,697,291,840

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 700,941,440,745		PRESUPUESTO DE FUNCIONAMIENTO			700,941,440,745
C . 42,247,200,000		PRESUPUESTO DE INVERSION			42,247,200,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,400,000,000		12,400,000,000
	803	ADMINISTRACION DE JUSTICIA	12,400,000,000		12,400,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	15,447,300,000		15,447,300,000
	803	ADMINISTRACION DE JUSTICIA	15,447,300,000		15,447,300,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL	3,723,101,063		3,723,101,063

54

Continuación del Decreto "por el cual se liquida el Presupuesto General de la Nación para la vigencia fiscal de 2003, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		RECURSO HUMANO			
	803	ADMINISTRACION DE JUSTICIA	3,723,101,063		3,723,101,063
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,500,000,000		6,500,000,000
	803	ADMINISTRACION DE JUSTICIA	6,500,000,000		6,500,000,000
420		ESTUDIOS DE PREINVERSION	1,676,798,937		1,676,798,937
	803	ADMINISTRACION DE JUSTICIA	1,676,798,937		1,676,798,937
TOTAL PRESUPUESTO SECCION			743,188,640,745		743,188,640,745
		SECCION: 2801			
		REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A . 166,674,785,529		PRESUPUESTO DE FUNCIONAMIENTO			166,674,785,529
C . 8,207,193,000		PRESUPUESTO DE INVERSION			8,207,193,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,651,540,600		2,651,540,600
	1000	INTERSUBSECTORIAL GOBIERNO	2,651,540,600		2,651,540,600
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,555,652,400		5,555,652,400
	1000	INTERSUBSECTORIAL GOBIERNO	5,555,652,400		5,555,652,400
TOTAL PRESUPUESTO SECCION			174,881,978,529		174,881,978,529
		SECCION: 2802			
		FONDO ROTATORIO DE LA REGISTRADURIA			
A . 9,634,773,321		PRESUPUESTO DE FUNCIONAMIENTO			9,634,773,321
C . 9,370,944,804		PRESUPUESTO DE INVERSION			9,370,944,804
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,345,375,000	1,345,375,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,345,375,000	1,345,375,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,025,569,804	8,025,569,804
	1000	INTERSUBSECTORIAL GOBIERNO		8,025,569,804	8,025,569,804
TOTAL PRESUPUESTO SECCION				19,005,718,125	19,005,718,125

Continuación del Decreto "por el cual se liquida el Presupuesto General de la Nación para la vigencia fiscal de 2003, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION:	**2803**	
	FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A .	PRESUPUESTO DE FUNCIONAMIENTO		1,967,814,765	920,718,537
2,888,533,302				
TOTAL PRESUPUESTO SECCION		1,967,814,765	920,718,537	2,888,533,302
		SECCION:	**2901**	
	FISCALIA GENERAL DE LA NACION			
A .	PRESUPUESTO DE FUNCIONAMIENTO			569,455,757,865
569,455,757,865				
C .	PRESUPUESTO DE INVERSION			23,360,085,000
23,360,085,000				
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,600,000,000		7,600,000,000
803	ADMINISTRACION DE JUSTICIA	7,600,000,000		7,600,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,300,000,000		3,300,000,000
803	ADMINISTRACION DE JUSTICIA	3,300,000,000		3,300,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINIST ROS Y SERVICIOS PROPIOS DEL SECTOR	7,500,000,000		7,500,000,000
803	ADMINISTRACION DE JUSTICIA	7,500,000,000		7,500,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,150,000,000		1,150,000,000
803	ADMINISTRACION DE JUSTICIA	1,150,000,000		1,150,000,000
222	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,507,000,000		1,507,000,000
803	ADMINISTRACION DE JUSTICIA	1,507,000,000		1,507,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	203,085,000		203,085,000
803	ADMINISTRACION DE JUSTICIA	203,085,000		203,085,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,100,000,000		2,100,000,000
803	ADMINISTRACION DE JUSTICIA	2,100,000,000		2,100,000,000
TOTAL PRESUPUESTO SECCION		592,815,842,865		592,815,842,865
		SECCION:	**2902**	
	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
A .	PRESUPUESTO DE FUNCIONAMIENTO		40,381,297,102	216,461,100
40,597,758,202				

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C . 6,536,018,000		PRESUPUESTO DE INVERSION			6,536,018,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,630,250,000		1,630,250,000
	803	ADMINISTRACION DE JUSTICIA	1,630,250,000		1,630,250,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	230,303,000		230,303,000
	803	ADMINISTRACION DE JUSTICIA	230,303,000		230,303,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,400,096,000		1,400,096,000
	803	ADMINISTRACION DE JUSTICIA	1,400,096,000		1,400,096,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,673,438,000		1,673,438,000
	803	ADMINISTRACION DE JUSTICIA	1,673,438,000		1,673,438,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	210,503,000		210,503,000
	803	ADMINISTRACION DE JUSTICIA	210,503,000		210,503,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,391,428,000		1,391,428,000
	803	ADMINISTRACION DE JUSTICIA	1,391,428,000		1,391,428,000
TOTAL PRESUPUESTO SECCION			46,917,315,102	216,461,100	47,133,776,202
		SECCION: 3001			
		MINISTERIO DE COMERCIO EXTERIOR			
A . 34,126,908,335		PRESUPUESTO DE FUNCIONAMIENTO			34,126,908,335
C . 3,910,000,000		PRESUPUESTO DE INVERSION			3,910,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	500,000,000		500,000,000
	205	COMERCIO EXTERNO	500,000,000		500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	300,000,000		300,000,000
	205	COMERCIO EXTERNO	300,000,000		300,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	630,000,000		630,000,000
	205	COMERCIO EXTERNO	630,000,000		630,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,480,000,000		2,480,000,000
	205	COMERCIO EXTERNO	2,480,000,000		2,480,000,000
TOTAL PRESUPUESTO SECCION			38,036,908,335		38,036,908,335
		SECCION: 3201			
		MINISTERIO DEL MEDIO AMBIENTE			
A . 47,365,003,097		PRESUPUESTO DE FUNCIONAMIENTO			47,365,003,097
C . 24,160,000,000		PRESUPUESTO DE INVERSION			24,160,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	220,000,000		220,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	220,000,000		220,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,310,000,000		4,310,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,590,000,000		2,590,000,000
	901	CONSERVACION	1,190,000,000		1,190,000,000
	902	MANEJO	290,000,000		290,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	240,000,000		240,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	600,000,000		600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	600,000,000		600,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	470,000,000		470,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	470,000,000		470,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	250,000,000		250,000,000
	900	INTERSUBSECTORIAL MEDIO	250,000,000		250,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		AMBIENTE			
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,980,000,000		5,980,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,980,000,000		5,980,000,000
630		TRANSFERENCIAS	12,000,000,000		12,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	12,000,000,000		12,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	250,000,000		250,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			71,525,003,097		71,525,003,097

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES - IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 19,351,989,223		PRESUPUESTO DE FUNCIONAMIENTO			19,351,989,223
C . 14,200,000,000		PRESUPUESTO DE INVERSION		9,700,000,000	4,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,500,000,000	2,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		2,500,000,000	2,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	8,300,000,000		8,300,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	8,300,000,000		8,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		500,000,000	500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		500,000,000	500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	900,000,000	1,000,000,000	1,900,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	900,000,000	1,000,000,000	1,900,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	500,000,000	500,000,000	1,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000	500,000,000	1,000,000,000
TOTAL PRESUPUESTO SECCION			29,051,989,223	4,500,000,000	33,551,989,223

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 3204			
	FONDO NACIONAL AMBIENTAL			
C . 6.464.100,000	PRESUPUESTO DE INVERSION			6,464,100,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,464,100,000	6,464,100,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE		6,464,100,000	6,464,100,000
TOTAL PRESUPUESTO SECCION			6,464,100,000	6,464,100,000
	SECCION: 3208			
	CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)			
A . 103,082,048	PRESUPUESTO DE FUNCIONAMIENTO			103,082,048
TOTAL PRESUPUESTO SECCION		103,082,048		103,082,048
	SECCION: 3209			
	CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A . 2,541,789,397	PRESUPUESTO DE FUNCIONAMIENTO			2,541,789,397
C . 50,000,000	PRESUPUESTO DE INVERSION			50,000,000
530	ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	50,000,000		50,000,000
902	MANEJO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		2,591,789,397		2,591,789,397
	SECCION: 3210			
	CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A . 1,869,634,917	PRESUPUESTO DE FUNCIONAMIENTO			1,869,634,917
C . 200,000,000	PRESUPUESTO DE INVERSION			200,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
901	CONSERVACION	50,000,000		50,000,000
902	MANEJO	70,000,000		70,000,000
903	MITIGACION	80,000,000		80,000,000
TOTAL PRESUPUESTO SECCION		2,069,634,917		2,069,634,917
	SECCION: 3211			
	CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A . 1,699,106,272	PRESUPUESTO DE FUNCIONAMIENTO			1,699,106,272

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C . 50,000,000	PRESUPUESTO DE INVERSION			50,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
1502	PARTICIPACION COMUNITARIA	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		1,749,106,272		1,749,106,272
	SECCION: 3212			
	CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
A . 908,412,908	PRESUPUESTO DE FUNCIONAMIENTO			908,412,908
C . 300,000,000	PRESUPUESTO DE INVERSION			300,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	80,000,000		80,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	170,000,000		170,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	170,000,000		170,000,000
TOTAL PRESUPUESTO SECCION		1,208,412,908		1,208,412,908
	SECCION: 3214			
	CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A . 986,693,021	PRESUPUESTO DE FUNCIONAMIENTO			986,693,021
C . 50,000,000	PRESUPUESTO DE INVERSION			50,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		1,036,693,021		1,036,693,021
	SECCION: 3215			
	CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A . 1,233,765,656	PRESUPUESTO DE FUNCIONAMIENTO			1,233,765,656

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C . 50,000,000	PRESUPUESTO DE INVERSION			50,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		1,283,765,656		1,283,765,656
	SECCION: 3216			
	CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A . 913,758,671	PRESUPUESTO DE FUNCIONAMIENTO			913,758,671
TOTAL PRESUPUESTO SECCION		913,758,671		913,758,671
	SECCION: 3217			
	CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A . 1,425,226,043	PRESUPUESTO DE FUNCIONAMIENTO			1,425,226,043
TOTAL PRESUPUESTO SECCION		1,425,226,043		1,425,226,043
	SECCION: 3219			
	CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A . 1,487,079,529	PRESUPUESTO DE FUNCIONAMIENTO			1,487,079,529
TOTAL PRESUPUESTO SECCION		1,487,079,529		1,487,079,529
	SECCION: 3221			
	CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A . 2,648,777,635	PRESUPUESTO DE FUNCIONAMIENTO			2,648,777,635
TOTAL PRESUPUESTO SECCION		2,648,777,635		2,648,777,635
	SECCION: 3222			
	CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A . 1,815,073,414	PRESUPUESTO DE FUNCIONAMIENTO			1,815,073,414
TOTAL PRESUPUESTO SECCION		1,815,073,414		1,815,073,414
	SECCION: 3223			
	CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A . 1,267,720,753	PRESUPUESTO DE FUNCIONAMIENTO			1,267,720,753
C . 200,000,000	PRESUPUESTO DE INVERSION			200,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	902	MANEJO	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,467,720,753		1,467,720,753

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 1,248,737,925		PRESUPUESTO DE FUNCIONAMIENTO			1,248,737,925
C . 400,000,000		PRESUPUESTO DE INVERSION			400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	60,000,000		60,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	60,000,000		60,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,648,737,925		1,648,737,925

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A . 1,201,085,933		PRESUPUESTO DE FUNCIONAMIENTO			1,201,085,933
C . 400,000,000		PRESUPUESTO DE INVERSION			400,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	90,000,000		90,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	310,000,000		310,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	310,000,000		310,000,000
TOTAL PRESUPUESTO SECCION			1,601,085,933		1,601,085,933
		SECCION: 3227			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA			
A . 1,201,310,627		PRESUPUESTO DE FUNCIONAMIENTO			1,201,310,627
C . 350,000,000		PRESUPUESTO DE INVERSION			350,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	160,000,000		160,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	120,000,000		120,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	120,000,000		120,000,000
TOTAL PRESUPUESTO SECCION			1,551,310,627		1,551,310,627
		SECCION: 3228			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA			
A . 1,170,811,182		PRESUPUESTO DE FUNCIONAMIENTO			1,170,811,182
C . 400,000,000		PRESUPUESTO DE INVERSION			400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	100,000,000		100,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	300,000,000		300,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	240,000,000		240,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
902	MANEJO	60,000,000		60,000,000
TOTAL PRESUPUESTO SECCION		1,570,811,182		1,570,811,182
	SECCION: 3229			
	CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)			
A . 1,039,803,231	PRESUPUESTO DE FUNCIONAMIENTO			1,039,803,231
C . 200,000,000	PRESUPUESTO DE INVERSION			200,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION		1,239,803,231		1,239,803,231
	SECCION: 3230			
	CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)			
A . 1,138,413,016	PRESUPUESTO DE FUNCIONAMIENTO			1,138,413,016
C . 250,000,000	PRESUPUESTO DE INVERSION			250,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	70,000,000		70,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	180,000,000		180,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
901	CONSERVACION	110,000,000		110,000,000
TOTAL PRESUPUESTO SECCION		1,388,413,016		1,388,413,016
	SECCION: 3231			
	CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)			
A . 1,126,806,400	PRESUPUESTO DE FUNCIONAMIENTO			1,126,806,400
TOTAL PRESUPUESTO SECCION		1,126,806,400		1,126,806,400
	SECCION: 3232			
	CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)			
A . 1,197,511,605	PRESUPUESTO DE FUNCIONAMIENTO			1,197,511,605
TOTAL PRESUPUESTO SECCION		1,197,511,605		1,197,511,605

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 3233			
	CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
A . 984,631,205	PRESUPUESTO DE FUNCIONAMIENTO			984,631,205
TOTAL PRESUPUESTO SECCION		984,631,205		984,631,205
	SECCION: 3234			
	CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
A . 1,085,879,873	PRESUPUESTO DE FUNCIONAMIENTO			1,085,879,873
TOTAL PRESUPUESTO SECCION		1,085,879,873		1,085,879,873
	SECCION: 3235			
	CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
A . 1,056,912,115	PRESUPUESTO DE FUNCIONAMIENTO			1,056,912,115
TOTAL PRESUPUESTO SECCION		1,056,912,115		1,056,912,115
	SECCION: 3236			
	CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A . 995,011,723	PRESUPUESTO DE FUNCIONAMIENTO			995,011,723
TOTAL PRESUPUESTO SECCION		995,011,723		995,011,723
	SECCION: 3238			
	CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)			
A . 1,130,413,765	PRESUPUESTO DE FUNCIONAMIENTO			1,130,413,765
TOTAL PRESUPUESTO SECCION		1,130,413,765		1,130,413,765
	SECCION: 3239			
	CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A . 1,071,494,586	PRESUPUESTO DE FUNCIONAMIENTO			1,071,494,586
C . 400,000,000	PRESUPUESTO DE INVERSION			400,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	250,000,000		250,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	250,000,000		250,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION		1,471,494,586		1,471,494,586

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3301			
		MINISTERIO DE CULTURA			
A .		PRESUPUESTO DE FUNCIONAMIENTO			32,452,662,398
32,452,662,398					
C .		PRESUPUESTO DE INVERSION			10,080,000,000
10,080,000,000					
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,950,000,000		2,950,000,000
	709	ARTE Y CULTURA	2,950,000,000		2,950,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,300,000,000		2,300,000,000
	709	ARTE Y CULTURA	2,300,000,000		2,300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,050,000,000		3,050,000,000
	709	ARTE Y CULTURA	3,050,000,000		3,050,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	100,000,000		100,000,000
	709	ARTE Y CULTURA	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	30,000,000		30,000,000
	709	ARTE Y CULTURA	30,000,000		30,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	600,000,000		600,000,000
	709	ARTE Y CULTURA	600,000,000		600,000,000
620		SUBSIDIOS DIRECTOS	1,000,000,000		1,000,000,000
	709	ARTE Y CULTURA	1,000,000,000		1,000,000,000
650		CAPITALIZACION	50,000,000		50,000,000
	709	ARTE Y CULTURA	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			42,532,662,398		42,532,662,398
		SECCION: 3304			
		ARCHIVO GENERAL DE LA NACION			
A .		PRESUPUESTO DE FUNCIONAMIENTO		2,563,696,116	202,085,792
2,765,781,908					
C .		PRESUPUESTO DE INVERSION		220,000,000	441,700,000
661,700,000					
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS	120,000,000	71,700,000	191,700,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		ADMINISTRATIVOS			
	709	ARTE Y CULTURA	120,000,000	71,700,000	191,700,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000	250,000,000	350,000,000
	709	ARTE Y CULTURA	100,000,000	250,000,000	350,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		60,000,000	60,000,000
	709	ARTE Y CULTURA		60,000,000	60,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		60,000,000	60,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		60,000,000	60,000,000
TOTAL PRESUPUESTO SECCION			2,783,696,116	643,785,792	3,427,481,908
		SECCION: 3305			
		INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
A .		PRESUPUESTO DE FUNCIONAMIENTO	2,546,635,056	89,644,619	2,636,279,675
C .		PRESUPUESTO DE INVERSION	460,000,000		460,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	709	ARTE Y CULTURA	200,000,000		200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	709	ARTE Y CULTURA	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	60,000,000		60,000,000
	709	ARTE Y CULTURA	60,000,000		60,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	120,000,000		120,000,000
	709	ARTE Y CULTURA	120,000,000		120,000,000
TOTAL PRESUPUESTO SECCION			3,006,635,056	89,644,619	3,096,279,675
		SECCION: 3401			
		AUDITORIA GENERAL DE LA REPUBLICA			
A .		PRESUPUESTO DE FUNCIONAMIENTO	8,771,267,244		8,771,267,244
C .		PRESUPUESTO DE INVERSION	850,136,000		850,136,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	403,432,000		403,432,000
1000	INTERSUBSECTORIAL GOBIERNO	403,432,000		403,432,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000		100,000,000
1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	346,704,000		346,704,000
1000	INTERSUBSECTORIAL GOBIERNO	346,704,000		346,704,000
TOTAL PRESUPUESTO SECCION		9,621,403,244		9,621,403,244
TOTAL PRESUPUESTO NACIONAL		61,430,290,854,045	4,263,548,880,361	65,693,839,734,406

* * *

ARTICULO 3°. El monto de los gastos que se financiarán con los recursos que se someten a consideración del Congreso de la República en virtud del proyecto de ley de financiamiento que se presentará al Congreso en los términos del artículo 347 de la Constitución Política, ascienden a la suma de UN BILLON CUATROCIENTOS SETENTA Y SEIS MIL SEISCIENTOS CINCUENTA Y UN MILLONES DE PESOS MONEDA LEGAL ($1.476.651.000.000) con lo cual el presupuesto total de apropiaciones, se fija en un valor de SESENTA Y SIETE BILLONES CIENTO SETENTA MIL CUATROCIENTOS NOVENTA MILLONES SETECIENTOS TREINTA Y CUATRO MIL CUATROCIENTOS SEIS PESOS MONEDA LEGAL ($67,170,490,734,406).

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 0101			
	CONGRESO DE LA REPUBLICA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	9,742,215,148		9,742,215,148
TOTAL PRESUPUESTO SECCION		9,742,215,148		9,742,215,148
	SECCION: 0201			
	PRESIDENCIA DE LA REPUBLICA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	910,388,908		910,388,908
TOTAL PRESUPUESTO SECCION		910,388,908		910,388,908
	SECCION: 0203			
	RED DE SOLIDARIDAD SOCIAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	697,012,726		697,012,726
TOTAL PRESUPUESTO SECCION		697,012,726		697,012,726
	SECCION: 0301			
	DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A	. PRESUPUESTO DE FUNCIONAMIENTO	889,506,170		889,506,170
TOTAL PRESUPUESTO SECCION		889,506,170		889,506,170
	SECCION: 0320			
	INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	221,048,110		221,048,110
TOTAL PRESUPUESTO SECCION		221,048,110		221,048,110
	SECCION: 0401			
	DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	739,185,985		739,185,985
TOTAL PRESUPUESTO SECCION		739,185,985		739,185,985
	SECCION: 0403			
	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A	. PRESUPUESTO DE FUNCIONAMIENTO	1,465,601,449		1,465,601,449
TOTAL PRESUPUESTO SECCION		1,465,601,449		1,465,601,449
	SECCION: 0501			
	DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	341,000,000		341,000,000
TOTAL PRESUPUESTO SECCION		341,000,000		341,000,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 0601			
	DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	6,923,132,000		6,923,132,000
TOTAL PRESUPUESTO SECCION		6,923,132,000		6,923,132,000
	SECCION: 0901			
	DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	104,480,080		104,480,080
TOTAL PRESUPUESTO SECCION		104,480,080		104,480,080
	SECCION: 1001			
	MINISTERIO DEL INTERIOR			
A	. PRESUPUESTO DE FUNCIONAMIENTO	713,054,029		713,054,029
TOTAL PRESUPUESTO SECCION		713,054,029		713,054,029
	SECCION: 1004			
	DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A	. PRESUPUESTO DE FUNCIONAMIENTO	48,151,855		48,151,855
TOTAL PRESUPUESTO SECCION		48,151,855		48,151,855
	SECCION: 1005			
	CORPORACION NACIONAL PARA LA RECONSTRUCCION DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A	. PRESUPUESTO DE FUNCIONAMIENTO	54,993,383		54,993,383
TOTAL PRESUPUESTO SECCION		54,993,383		54,993,383
	SECCION: 1101			
	MINISTERIO DE RELACIONES EXTERIORES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	6,992,045,517		6,992,045,517
TOTAL PRESUPUESTO SECCION		6,992,045,517		6,992,045,517
	SECCION: 1103			
	AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	92,857,412		92,857,412
TOTAL PRESUPUESTO SECCION		92,857,412		92,857,412
	SECCION: 1201			
	MINISTERIO DE JUSTICIA Y DEL DERECHO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	531,816,243		531,816,243
TOTAL PRESUPUESTO SECCION		531,816,243		531,816,243
	SECCION: 1208			
	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A	. PRESUPUESTO DE FUNCIONAMIENTO	11,566,748,932		11,566,748,932
TOTAL PRESUPUESTO SECCION		11,566,748,932		11,566,748,932
	SECCION: 1209			
	DIRECCION NACIONAL DE ESTUPEFACIENTES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	230,886,601		230,886,601
TOTAL PRESUPUESTO SECCION		230,886,601		230,886,601

21

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 1301			
	MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	532,418,072,803		532,418,072,803
TOTAL PRESUPUESTO SECCION		532,418,072,803		532,418,072,803
	SECCION: 1308			
	UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION			
A	. PRESUPUESTO DE FUNCIONAMIENTO	243,800,000		243,800,000
TOTAL PRESUPUESTO SECCION		243,800,000		243,800,000
	SECCION: 1309			
	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	80,600,000		80,600,000
TOTAL PRESUPUESTO SECCION		80,600,000		80,600,000
	SECCION: 1310			
	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	8,961,200,000		8,961,200,000
TOTAL PRESUPUESTO SECCION		8,961,200,000		8,961,200,000
	SECCION: 1312			
	UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	99,100,000		99,100,000
TOTAL PRESUPUESTO SECCION		99,100,000		99,100,000
	SECCION: 1501			
	MINISTERIO DE DEFENSA NACIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	101,907,763,273		101,907,763,273
TOTAL PRESUPUESTO SECCION		101,907,763,273		101,907,763,273
	SECCION: 1503			
	CAJA DE RETIRO DE LAS FUERZAS MILITARES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	42,365,666,348		42,365,666,348
TOTAL PRESUPUESTO SECCION		42,365,666,348		42,365,666,348
	SECCION: 1508			
	DEFENSA CIVIL COLOMBIANA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	314,049,857		314,049,857
TOTAL PRESUPUESTO SECCION		314,049,857		314,049,857
	SECCION: 1511			
	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	48,018,799,693		48,018,799,693
TOTAL PRESUPUESTO SECCION		48,018,799,693		48,018,799,693
	SECCION: 1601			
	POLICIA NACIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	108,594,490,548		108,594,490,548
TOTAL PRESUPUESTO SECCION		108,594,490,548		108,594,490,548

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 1701			
	MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	3,408,100,000		3,408,100,000
C	. PRESUPUESTO DE INVERSION	30,000,000,000		30,000,000,000
620	SUBSIDIOS DIRECTOS	30,000,000,000		30,000,000,000
1401	SOLUCIONES DE VIVIENDA RURAL	30,000,000,000		30,000,000,000
TOTAL PRESUPUESTO SECCION		33,408,100,000		33,408,100,000
	SECCION: 1702			
	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	2,400,700,000		2,400,700,000
TOTAL PRESUPUESTO SECCION		2,400,700,000		2,400,700,000
	SECCION: 1703			
	INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA (INCORA)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	3,586,000,000		3,586,000,000
TOTAL PRESUPUESTO SECCION		3,586,000,000		3,586,000,000
	SECCION: 1705			
	INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT			
A	. PRESUPUESTO DE FUNCIONAMIENTO	568,500,000		568,500,000
TOTAL PRESUPUESTO SECCION		568,500,000		568,500,000
	SECCION: 1706			
	FONDO DE COFINANCIACION PARA LA INVERSION RURAL - DRI			
A	. PRESUPUESTO DE FUNCIONAMIENTO	235,600,000		235,600,000
TOTAL PRESUPUESTO SECCION		235,600,000		235,600,000
	SECCION: 1712			
	INSTITUTO NACIONAL DE PESCA Y ACUICULTURA - INPA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	413,500,000		413,500,000
TOTAL PRESUPUESTO SECCION		413,500,000		413,500,000
	SECCION: 1801			
	MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	243,066,330,000		243,066,330,000
TOTAL PRESUPUESTO SECCION		243,066,330,000		243,066,330,000
	SECCION: 1805			
	FONDO DE PREVISION SOCIAL DEL CONGRESO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	10,161,752,000		10,161,752,000
TOTAL PRESUPUESTO SECCION		10,161,752,000		10,161,752,000
	SECCION: 1809			
	FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	13,283,546,000		13,283,546,000
TOTAL PRESUPUESTO SECCION		13,283,546,000		13,283,546,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 1901			
	MINISTERIO DE SALUD			
A	. PRESUPUESTO DE FUNCIONAMIENTO	2,383,444,536		2,383,444,536
C	. PRESUPUESTO DE INVERSION	150,000,000,000		150,000,000,000
630	TRANSFERENCIAS	150,000,000,000		150,000,000,000
304	SERVICIOS INTEGRALES DE SALUD	150,000,000,000		150,000,000,000
TOTAL PRESUPUESTO SECCION		152,383,444,536		152,383,444,536
	SECCION: 1903			
	INSTITUTO NACIONAL DE SALUD (INS)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	428,924,027		428,924,027
TOTAL PRESUPUESTO SECCION		428,924,027		428,924,027
	SECCION: 2001			
	MINISTERIO DE DESARROLLO ECONOMICO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	3,795,000,000		3,795,000,000
TOTAL PRESUPUESTO SECCION		3,795,000,000		3,795,000,000
	SECCION: 2003			
	INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE-			
A	. PRESUPUESTO DE FUNCIONAMIENTO	802,600,000		802,600,000
TOTAL PRESUPUESTO SECCION		802,600,000		802,600,000
	SECCION: 2101			
	MINISTERIO DE MINAS Y ENERGIA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	1,118,500,000		1,118,500,000
TOTAL PRESUPUESTO SECCION		1,118,500,000		1,118,500,000
	SECCION: 2103			
	INSTITUTO DE INVESTIGACION E INFORMACION GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR - INGEOMINAS			
A	. PRESUPUESTO DE FUNCIONAMIENTO	794,900,000		794,900,000
TOTAL PRESUPUESTO SECCION		794,900,000		794,900,000
	SECCION: 2110			
	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS - IPSE			
A	. PRESUPUESTO DE FUNCIONAMIENTO	203,000,000		203,000,000
TOTAL PRESUPUESTO SECCION		203,000,000		203,000,000
	SECCION: 2201			
	MINISTERIO DE EDUCACION NACIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	586,820,063		586,820,063
TOTAL PRESUPUESTO SECCION		586,820,063		586,820,063
	SECCION: 2205			
	INSTITUTO COLOMBIANO DEL DEPORTE (COLDEPORTES)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	216,672,811		216,672,811
TOTAL PRESUPUESTO SECCION		216,672,811		216,672,811

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2208			
	INSTITUTO CARO Y CUERVO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	115,193,007		115,193,007
TOTAL PRESUPUESTO SECCION		115,193,007		115,193,007
	SECCION: 2209			
	INSTITUTO NACIONAL PARA SORDOS (INSOR)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	81,350,179		81,350,179
TOTAL PRESUPUESTO SECCION		81,350,179		81,350,179
	SECCION: 2210			
	INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	122,488,275		122,488,275
TOTAL PRESUPUESTO SECCION		122,488,275		122,488,275
	SECCION: 2211			
	INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN			
A	. PRESUPUESTO DE FUNCIONAMIENTO	228,839,275		228,839,275
TOTAL PRESUPUESTO SECCION		228,839,275		228,839,275
	SECCION: 2213			
	INSTITUTO COLOMBIANO DE LA PARTICIPACION "JORGE ELIECER GAITAN"			
A	. PRESUPUESTO DE FUNCIONAMIENTO	33,676,610		33,676,610
TOTAL PRESUPUESTO SECCION		33,676,610		33,676,610
	SECCION: 2226			
	UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD			
A	. PRESUPUESTO DE FUNCIONAMIENTO	272,400,077		272,400,077
TOTAL PRESUPUESTO SECCION		272,400,077		272,400,077
	SECCION: 2227			
	COLEGIO BOYACA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	181,010,213		181,010,213
TOTAL PRESUPUESTO SECCION		181,010,213		181,010,213
	SECCION: 2229			
	RESIDENCIAS FEMENINAS DEL MINISTERIO DE EDUCACION NACIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	17,706,083		17,706,083
TOTAL PRESUPUESTO SECCION		17,706,083		17,706,083
	SECCION: 2230			
	COLEGIO MAYOR DE ANTIOQUIA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	78,275,492		78,275,492
TOTAL PRESUPUESTO SECCION		78,275,492		78,275,492

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2231			
	COLEGIO MAYOR DE BOLIVAR			
A	. PRESUPUESTO DE FUNCIONAMIENTO	71,066,307		71,066,307
TOTAL PRESUPUESTO SECCION		71,066,307		71,066,307
	SECCION: 2232			
	COLEGIO MAYOR DEL CAUCA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	57,287,211		57,287,211
TOTAL PRESUPUESTO SECCION		57,287,211		57,287,211
	SECCION: 2234			
	INSTITUTO TECNICO CENTRAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	245,600,000		245,600,000
TOTAL PRESUPUESTO SECCION		245,600,000		245,600,000
	SECCION: 2235			
	INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER			
A	. PRESUPUESTO DE FUNCIONAMIENTO	114,900,000		114,900,000
TOTAL PRESUPUESTO SECCION		114,900,000		114,900,000
	SECCION: 2236			
	INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	39,842,872		39,842,872
TOTAL PRESUPUESTO SECCION		39,842,872		39,842,872
	SECCION: 2237			
	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	50,106,870		50,106,870
TOTAL PRESUPUESTO SECCION		50,106,870		50,106,870
	SECCION: 2238			
	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	24,422,765		24,422,765
TOTAL PRESUPUESTO SECCION		24,422,765		24,422,765
	SECCION: 2239			
	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR			
A	. PRESUPUESTO DE FUNCIONAMIENTO	48,684,788		48,684,788
TOTAL PRESUPUESTO SECCION		48,684,788		48,684,788
	SECCION: 2240			
	INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	47,832,356		47,832,356
TOTAL PRESUPUESTO SECCION		47,832,356		47,832,356
	SECCION: 2241			
	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	151,831,407		151,831,407
TOTAL PRESUPUESTO SECCION		151,831,407		151,831,407

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2242			
	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
A	. PRESUPUESTO DE FUNCIONAMIENTO	69,251,929		69,251,929
TOTAL PRESUPUESTO SECCION		69,251,929		69,251,929
	SECCION: 2243			
	COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"			
A	. PRESUPUESTO DE FUNCIONAMIENTO	56,335,777		56,335,777
TOTAL PRESUPUESTO SECCION		56,335,777		56,335,777
	SECCION: 2244			
	INSTITUTO PARA EL DESARROLLO DE LA DEMOCRACIA "LUIS CARLOS GALAN SARMIENTO"			
A	. PRESUPUESTO DE FUNCIONAMIENTO	51,372,578		51,372,578
TOTAL PRESUPUESTO SECCION		51,372,578		51,372,578
	SECCION: 2245			
	BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	48,102,932		48,102,932
TOTAL PRESUPUESTO SECCION		48,102,932		48,102,932
	SECCION: 2252			
	INSTITUTO TECNOLOGICO DEL PUTUMAYO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	52,185,600		52,185,600
TOTAL PRESUPUESTO SECCION		52,185,600		52,185,600
	SECCION: 2253			
	UNIVERSIDAD DEL PACIFICO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	22,700,874		22,700,874
TOTAL PRESUPUESTO SECCION		22,700,874		22,700,874
	SECCION: 2254			
	INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	73,746,946		73,746,946
TOTAL PRESUPUESTO SECCION		73,746,946		73,746,946
	SECCION: 2255			
	CENTRO DE EDUCACION EN ADMINISTRACION DE SALUD - CEADS			
A	. PRESUPUESTO DE FUNCIONAMIENTO	60,285,032		60,285,032
TOTAL PRESUPUESTO SECCION		60,285,032		60,285,032
	SECCION: 2301			
	MINISTERIO DE COMUNICACIONES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	541,400,000		541,400,000
TOTAL PRESUPUESTO SECCION		541,400,000		541,400,000

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2401			
	MINISTERIO DE TRANSPORTE			
A	. PRESUPUESTO DE FUNCIONAMIENTO	1,717,400,000		1,717,400,000
TOTAL PRESUPUESTO SECCION		1,717,400,000		1,717,400,000
	SECCION: 2402			
	INSTITUTO NACIONAL DE VIAS			
A	. PRESUPUESTO DE FUNCIONAMIENTO	1,473,100,000		1,473,100,000
C	. PRESUPUESTO DE INVERSION	20,000,000,000		20,000,000,000
530	ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	20,000,000,000		20,000,000,000
600	INTERSUBSECTORIAL TRANSPORTE	20,000,000,000		20,000,000,000
TOTAL PRESUPUESTO SECCION		21,473,100,000		21,473,100,000
	SECCION: 2403			
	FONDO NACIONAL DE CAMINOS VECINALES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	217,000,000		217,000,000
TOTAL PRESUPUESTO SECCION		217,000,000		217,000,000
	SECCION: 2501			
	MINISTERIO PUBLICO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	7,475,400,706		7,475,400,706
TOTAL PRESUPUESTO SECCION		7,475,400,706		7,475,400,706
	SECCION: 2502			
	DEFENSORIA DEL PUEBLO			
A	. PRESUPUESTO DE FUNCIONAMIENTO	776,315,541		776,315,541
TOTAL PRESUPUESTO SECCION		776,315,541		776,315,541
	SECCION: 2602			
	FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	164,724,809		164,724,809
TOTAL PRESUPUESTO SECCION		164,724,809		164,724,809
	SECCION: 2701			
	RAMA JUDICIAL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	34,605,466,258		34,605,466,258
TOTAL PRESUPUESTO SECCION		34,605,466,258		34,605,466,258
	SECCION: 2801			
	REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A	. PRESUPUESTO DE FUNCIONAMIENTO	19,017,407,019		19,017,407,019
TOTAL PRESUPUESTO SECCION		19,017,407,019		19,017,407,019

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2901			
	FISCALIA GENERAL DE LA NACION			
A	. PRESUPUESTO DE FUNCIONAMIENTO	28,704,278,710		28,704,278,710
	TOTAL PRESUPUESTO SECCION	28,704,278,710		28,704,278,710
	SECCION: 2902			
	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
A	. PRESUPUESTO DE FUNCIONAMIENTO	2,201,509,897		2,201,509,897
	TOTAL PRESUPUESTO SECCION	2,201,509,897		2,201,509,897
	SECCION: 3001			
	MINISTERIO DE COMERCIO EXTERIOR			
A	. PRESUPUESTO DE FUNCIONAMIENTO	761,655,000		761,655,000
	TOTAL PRESUPUESTO SECCION	761,655,000		761,655,000
	SECCION: 3201			
	MINISTERIO DEL MEDIO AMBIENTE			
A	. PRESUPUESTO DE FUNCIONAMIENTO	1,578,099,689		1,578,099,689
	TOTAL PRESUPUESTO SECCION	1,578,099,689		1,578,099,689
	SECCION: 3202			
	INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES - IDEAM			
A	. PRESUPUESTO DE FUNCIONAMIENTO	698,884,499		698,884,499
	TOTAL PRESUPUESTO SECCION	698,884,499		698,884,499
	SECCION: 3209			
	CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	14,833,311		14,833,311
	TOTAL PRESUPUESTO SECCION	14,833,311		14,833,311
	SECCION: 3216			
	CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A	. PRESUPUESTO DE FUNCIONAMIENTO	4,357,143		4,357,143
	TOTAL PRESUPUESTO SECCION	4,357,143		4,357,143
	SECCION: 3301			
	MINISTERIO DE CULTURA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	924,173,984		924,173,984
	TOTAL PRESUPUESTO SECCION	924,173,984		924,173,984
	SECCION: 3304			
	ARCHIVO GENERAL DE LA NACION			
A	. PRESUPUESTO DE FUNCIONAMIENTO	118,852,707		118,852,707
	TOTAL PRESUPUESTO SECCION	118,852,707		118,852,707

* * *

PRESUPUESTO GENERAL DE LA NACION

CTA SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3305		
	INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	110,670,880		110,670,880
TOTAL PRESUPUESTO SECCION		110,670,880		110,670,880
		SECCION: 3401		
	AUDITORIA GENERAL DE LA REPUBLICA			
A	. PRESUPUESTO DE FUNCIONAMIENTO	407,417,885		407,417,885
TOTAL PRESUPUESTO SECCION		407,417,885		407,417,885
TOTAL PRESUPUESTO NACIONAL		1,476,651,000,000		1,476,651,000,000

* * *

ARTICULO 4o. Se entienden incorporados al presupuesto de rentas y recursos de capital, los ingresos provenientes del proyecto de ley de financiamiento a que se refiere el artículo 347 de la Constitución Política que presente el ejecutivo por la suma de UN BILLON CUATROCIENTOS SETENTA Y SEIS MIL SEISCIENTOS CINCUENTA Y UN MILLONES DE PEOS MONEDA LEGAL ($1.476.651.000.000), si el Congreso de la República la aprueba, con el objeto de equilibrar el presupuesto de Ingresos con el de Gastos.

TERCERA PARTE

DISPOSICIONES GENERALES

ARTICULO 5o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994 y 225 de 1995 Orgánicas del Presupuesto y deben aplicarse en armonía con éstas.

CAPITULO I

DEL CAMPO DE APLICACION

ARTICULO 6o. Las disposiciones generales rigen para los órganos que conforman el Presupuesto General de la Nación y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deberán ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Nacional, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO II

DE LAS RENTAS Y RECURSOS

ARTICULO 7o. El Gobierno Nacional podrá emitir títulos de Tesorería -TES- Clase "B" con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantia solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión sólo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de éstas.

ARTICULO 8o. La Dirección General de Crédito Público del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

ARTICULO 9o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deberán ser consignados en la Dirección del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deberán consignar mensualmente en la Dirección del Tesoro Nacional, el vabr total de las contribuciones establecidas en la Ley.

CAPITULO III

DE LOS GASTOS

ARTICULO 10o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como, los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

ARTICULO 11o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y el ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTICULO 12o. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, sólo podrán ser asumidos cuando estos se hayan perfeccionado.

* * *

ARTICULO 13o. Para proveer empleos vacantes se requerirá del certificado de disponibilidad presupuestal por la vigencia fiscal de 2003. Por medio de éste, el Jefe de Presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1° de enero al 31 de diciembre de 2003, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal para lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTICULO 14o. Previo al reconocimiento de la Prima Técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de éste se deberá garantizar la existencia de recursos del 1°. de enero al 31 de diciembre de 2003.

ARTICULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional-, los siguientes requisitos:

1. Exposición de motivos.

2. Costos y gastos comparativos de las plantas vigente y propuesta.

3. Efectos sobre los gastos generales.

4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de Inversión.

5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido la viabilidad presupuestal del Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional.

ARTICULO 16o. Las obligaciones por concepto de servicios médico – asistenciales causadas durante la vigencia fiscal de 2002; así como, las pensiones, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones y transporte, las de previsión social y las contribuciones inherentes a la nómina, causados en el último trimestre de 2002, se podrán pagar con cargo a las apropiaciones de la vigencia fiscal de 2003.

* * *

La prima de vacaciones al igual que la indemnización a las mismas podrán ser canceladas con cargo al presupuesto vigente cualquiera que sea el año de su causación.

ARTICULO 17o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

Los programas de bienestar social y capacitación, que autoricen las disposiciones legales, incluirán los elementos necesarios para llevarlos a cabo.

ARTICULO 18o. Ningún servidor público podrá devengar en dólares simultáneamente sueldo y viáticos, con excepción de los que estén legalmente autorizados para ello.

ARTICULO 19o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación.

ARTICULO 20o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requieren de un Plan de Compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

Cuando los órganos de que trata el artículo 6° del presente decreto requieran adquirir vehículos, deberán obtener autorización previa de la Dirección General del Presupuesto Público Nacional. Para ello se deberá incluir una justificación en que se detalle el inventario de vehículos y su programa de reposición. Exceptuánse los vehículos de los Presidentes de la Ramas del Poder Público y los operativos de la Fuerza Pública y el Departamento Administrativo de Seguridad "DAS".

ARTICULO 21o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

* * *

Los aportes y contribuciones de la República de Colombia a los Organismos Financieros Internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que lo modifiquen o adicionen.

ARTICULO 22o. El porcentaje de la cesión del Impuesto a las Ventas asignado a las cajas Departamentales de Previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTICULO 23o. Los órganos de que trata el artículo 6°. del presente decreto deberán remitir al Departamento Nacional de Planeación, antes del 30 de marzo de 2003, el presupuesto de inversión debidamente regionalizado.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalización, los diferentes órganos deberán remitir esta información al Departamento Nacional de Planeación, dentro del mes siguiente al perfeccionamiento de dicha operación.

ARTICULO 24o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación ni cuantía, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional estas distribuciones se harán por resolución o acuerdo de las Juntas o Consejos Directivos. Si no existen Juntas o Consejos Directivos lo hará el representante legal de estos.

Cuando en el Decreto de Liquidación se efectúen distribuciones que afecten el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, éstas servirán de base para incorporar los recursos en las respectivas entidades receptoras, debiéndose iniciar su ejecución durante la vigencia fiscal que empieza el 1o. de enero y termina el 31 de diciembre de 2003.

Dichos actos administrativos requerirán para su validez de la aprobación del Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para disminuir las apropiaciones del órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de éstas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales.

* * *

El jefe del órgano o en quien éste haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público – Dirección General del Presupuesto Público Nacional.

ARTICULO 25o. El representante legal y el ordenador del gasto de los órganos que conforman el Presupuesto General de la Nación deberán cumplir prioritariamente con la atención de los sueldos de personal, prestaciones sociales, servicios públicos, seguros, mantenimiento, pensiones. El incumplimiento de esta disposición es causal de mala conducta del representante legal y del ordenador del gasto.

El pago de las sentencias, conciliaciones, contribuciones a la nómina y cesantías parciales serán incorporados al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTICULO 26o. Autorízase a la Nación y sus entidades descentralizadas para efectuar cruces de cuentas entre sí o con entidades territoriales y sus descentralizadas, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deberán reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deberán tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier titulo, que las primeras hayan efectuado a las ultimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación esta podrá sufragarlo a través de títulos de deuda publica, sin que implique operación presupuestal alguna. Igualmente, se podrán emitir, sin que implique operación presupuestal alguna, los bonos pensionales de que trata la Ley 100 de 1993 y el Decreto 1793 de 2000. Todos estos títulos deberán presupuestarse para efectos de su redención.

Cuando se combinen las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas automáticamente, sin operación presupuestal alguna.

La pérdida o déficit de que trata el literal e) del artículo 27 de la Ley 31 de 1992 que corresponda atender a la Nación se podrá pagar con títulos emitidos por el Gobierno Nacional.
Los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996 deberán presupuestarse para efectos de su redención.

* * *

ARTICULO 27o. Los órganos de que trata el artículo 6° del presente decreto podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja - PAC aprobado.

ARTICULO 28o. Los aportes que haya otorgado la Nación a la Empresa Administración Postal Nacional -ADPOSTAL-, corresponden al pago de los servicios postales prestados directa o a través de otras empresas a los órganos que conforman el Presupuesto General de la Nación. Para ello dicha empresa expedirá los respectivos paz y salvos con fundamento en el reconocimiento de la deuda que por este concepto realice cada uno de los órganos deudores.

Con fundamento en los documentos mencionados se realizarán los respectivos ajustes contables en Adpostal, Telecom y las entidades deudoras, sin operación presupuestal alguna. Adpostal enviará a la Dirección General del Presupuesto Público Nacional relación detallada de estas operaciones para su seguimiento.

CAPITULO IV

DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTICULO 29o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes al año 2002, deberán constituirse a más tardar el 20 de enero de 2003 y remitirse a la Dirección General del Presupuesto Público Nacional en la misma fecha. Las primeras serán constituidas por el ordenador del gasto y el jefe de presupuesto o quien haga sus veces, y las segundas por el ordenador del gasto y el tesorero de cada órgano.

Cuando se trate de aportes de la Nación a las Empresas Industriales y Comerciales del Estado o a las Sociedades de Economía Mixta con el régimen de aquellas, tanto las reservas como las cuentas por pagar deberán constituirse en el mismo plazo, por el ordenador del gasto y el jefe de presupuesto o por quien haga sus veces, en el primer caso y por el ordenador del gasto y el tesorero de cada empresa o sociedad en el segundo caso.

Igual procedimiento será aplicable a las Superintendencias y a las Unidades Administrativas Especiales cuando no figuren como secciones presupuestales.

Únicamente en casos excepcionales se podrán efectuar correcciones a la información suministrada respecto de la constitución de las reservas presupuestales y/o cuentas por pagar. Estas correcciones se podrán efectuar hasta el 15 de febrero de 2003.

Los casos excepcionales serán calificados por el jefe del órgano o representante legal del órgano o entidad, según el caso.

* * *

ARTICULO 30o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2002, los dineros sobrantes serán reintegrados a la Dirección del Tesoro Nacional a más tardar el 25 de enero de 2003 cuando se trate de recursos de la Nación. El reintegro será refrendado por el ordenador del gasto y el funcionario de manejo respectivo.

ARTICULO 31o. Las cuentas por pagar y las reservas presupuestales correspondientes al año fiscal de 2002 que no hubieren sido ejecutadas a 31 de diciembre de 2003 expirarán sin excepción. En consecuencia, los funcionarios de manejo de los respectivos órganos reintegrarán los dineros de la Nación a la Dirección del Tesoro Nacional, antes del 15 de enero del año 2004.

ARTICULO 32o. Los recursos incorporados en el Presupuesto General de la Nación con destino a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 diciembre de 2003, deberán ser reintegrados por éstas a la Dirección del Tesoro Nacional a más tardar el 20 de enero del año 2004.

ARTICULO 33o. Las reservas presupuestales provenientes de relaciones contractuales sólo podrán constituirse con fundamento en los contratos debidamente perfeccionados. Cuando se haya adjudicado una licitación, concurso de méritos o cualquier otro proceso de selección del contratista con todos los requerimientos legales, incluida la disponibilidad presupuestal, y su perfeccionamiento se efectúe en la vigencia fiscal siguiente, se atenderá con el presupuesto de esta última vigencia, previo el cumplimiento de los procedimientos presupuestales correspondientes.

ARTICULO 34o. Los compromisos adquiridos con cargo a las apropiaciones disponibles que cobijen la siguiente vigencia fiscal, no requieren autorización de vigencias futuras. Para tal efecto, deberán constituirse las reservas presupuestales.

CAPITULO V

DE LAS VIGENCIAS FUTURAS

ARTICULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre de cada año caducan sin excepción. En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

ARTICULO 36o. Cuando un órgano requiera celebrar compromisos que cubran varias vigencias fiscales, deberá obtener la autorización para comprometer vigencias futuras.

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ARTICULO 37o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economía Mixta con régimen de aquellas, deberán tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO VI

CLASIFICACION DE LOS GASTOS

ARTICULO 38o. Las apropiaciones incluidas en el presupuesto para la vigencia fiscal de 2003 se clasifican en la siguiente forma:

A - FUNCIONAMIENTO

1 GASTOS DE PERSONAL
1.1 SERVICIOS PERSONALES ASOCIADOS A LA NOMINA
1.1.1 SUELDOS PERSONAL DE NOMINA
1.1.2 HORAS EXTRAS Y DIAS FESTIVOS
1.1.3 INDEMNIZACION POR VACACIONES
1.1.4 PRIMA TECNICA
1.1.5 OTROS GASTOS POR SERVICIOS PERSONALES
1.2 SERVICIOS PERSONALES INDIRECTOS
1.3 CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PRIVADO
1.4 CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PÚBLICO
2. GASTOS GENERALES
2.1 ADQUISICION DE BIENES
2.2 ADQUISICION DE SERVICIOS
2.3 IMPUESTOS Y MULTAS
3. TRANSFERENCIAS CORRIENTES
4. GASTOS DE COMERCIALIZACIÓN Y PRODUCCIÓN

B - SERVICIO DE LA DEUDA PUBLICA

C - INVERSION

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CAPITULO VII

DEFINICION DE LOS GASTOS

ARTICULO 39o. Las apropiaciones incluidas en el presupuesto para la vigencia fiscal de 2003 se definen en la siguiente forma:

A- FUNCIONAMIENTO

Son aquellos que tienen por objeto atender las necesidades de los órganos para cumplir a cabalidad con las funciones asignadas en la constitución y la ley.

1. GASTOS DE PERSONAL

Corresponden a aquellos gastos que debe hacer el Estado como contraprestación de los servicios que recibe sea por una relación laboral o a través de contratos, los cuales se definen como sigue:

1.1 SERVICIOS PERSONALES ASOCIADOS A LA NOMINA

Comprende la remuneración por concepto de sueldos y demás factores salariales legalmente establecidos, de los servidores públicos vinculados a la planta de personal, tales como:

1.1.1 SUELDOS DE PERSONAL DE NOMINA

Pago de las remuneraciones a los servidores públicos que incluye la jornada ordinaria, nocturna, las jornadas mixtas, el trabajo ordinario en días dominicales y festivos y los incrementos por antigüedad.

1.1.2 HORAS EXTRAS Y DIAS FESTIVOS

Remuneración al trabajo realizado en horas adicionales a la jornada ordinaria diurna o nocturna, o en días dominicales y festivos. Su reconocimiento y pago están sujetos a las limitaciones establecidas en las disposiciones legales vigentes.

1.1.3 INDEMNIZACION POR VACACIONES

Compensación en dinero por vacaciones causadas y no disfrutadas que se paga al personal que se desvincula o a quienes, por necesidades del servicio, no pueden tomarlas en tiempo. La afectación de este rubro requiere resolución motivada suscrita por el Jefe del respectivo órgano.

* * *

1.1.4 PRIMA TECNICA

Reconocimiento económico a algunos servidores públicos que se pagará de acuerdo al cargo que desempeñe y una vez sea otorgada conforme a los requerimientos legales.

1.1.5 OTROS GASTOS POR SERVICIOS PERSONALES

Son aquellos gastos por servicios personales asociados a la nómina que no se encuentran bajo las denominaciones anteriores, igualmente, incluyen las remuneraciones especiales del Ministerio de Defensa Nacional y de la Policía Nacional, como lo son las bonificaciones por seguro de vida colectivo, dragoneante, policía militar y guardia presidencial, buena conducta, cuerpo profesional y por licenciamiento, partida alimentación soldados, partida especial de alimentación cobertura de fronteras, primas de instalación y de alojamiento en el exterior, y el auxilio de transporte establecido en la Ley 48 de 1993.

Dentro de los gastos por este concepto se atienden también, entre otros, los siguientes:

GASTOS DE REPRESENTACION

Parte de la remuneración de ciertos servidores públicos que las disposiciones legales han previsto.

BONIFICACION POR SERVICIOS PRESTADOS

Pago por cada año continuo de servicios a que tienen derecho los empleados públicos y, según lo contratado, los trabajadores oficiales, equivalente a los porcentajes señalados por las normas legales vigentes sobre la materia, correspondientes a la asignación básica, incrementos por antigüedad y gastos de representación.

SUBSIDIO DE ALIMENTACION

Pago a los empleados públicos y, según lo contratado, a los trabajadores oficiales de determinados niveles salariales para contribuir a su manutención en la cuantía y condiciones señaladas por la ley. Cuando el órgano suministre la alimentación a sus servidores no habrá lugar a este reconocimiento.

AUXILIO DE TRANSPORTE

Pago a los empleados públicos que por ley tienen derecho y, según lo contratado, a los trabajadores oficiales, en la cuantía y condiciones establecidas para ello. Cuando el órgano suministre el transporte a sus servidores no habrá lugar a este reconocimiento.

* * *

PRIMA DE SERVICIO

Pago a que tienen derecho los empleados públicos y, según lo contratado, los trabajadores oficiales, en forma proporcional al tiempo laborado, siempre que hubiere servido en el órgano por lo menos un semestre.

PRIMA DE VACACIONES

Pago a que tienen derecho los empleados públicos y, según lo contratado, los trabajadores oficiales, en los términos del artículo 28 del decreto 1045 de 1978.

PRIMA DE NAVIDAD

Pago a que tienen derecho los empleados públicos y, según lo contratado, los trabajadores oficiales, equivalente a un (1) mes de remuneración o liquidado proporcionalmente al tiempo laborado, que se pagará en la primera quincena del mes de diciembre.

Igualmente, los soldados profesionales tienen derecho a percibir esta prima equivalente al 50% del salario básico devengado en el mes de noviembre del respectivo año más la prima de antigüedad.

PRIMAS EXTRAORDINARIAS

Corresponde a los pagos por concepto de primas legalmente otorgadas que serán pagaderas únicamente en los términos, condiciones y por las veces que se establezcan en su creación.

BONIFICACION ESPECIAL DE RECREACION

Pago a los empleados públicos y, según lo contratado, a los trabajadores oficiales, equivalente a dos (2) días de la asignación básica mensual que les corresponda en el momento de iniciar el disfrute del respectivo periodo vacacional.

SUELDOS COMISIONES AL EXTERIOR

Consiste en la remuneración a que tienen derecho los funcionarios del Ministerio de Defensa y la Policía Nacional cuando están en comisiones diplomáticas, administrativas, de estudios, de tratamiento médico o especiales al exterior, en forma permanente o transitoria.

No podrán imputarse a este rubro los viáticos, primas y bonificaciones creadas por la ley, los cuales se atenderán con cargo a los rubros correspondientes. Tampoco podrán atenderse las comisiones al exterior con cargo al rubro de sueldos de personal de nómina.

* * *

1.2 SERVICIOS PERSONALES INDIRECTOS

Son gastos destinados a atender la contratación de personas jurídicas y naturales para que presten servicios calificados o profesionales, cuando no puedan ser desarrollados con personal de planta. Así mismo, incluye la remuneración del personal que se vincule en forma ocasional, para desarrollar actividades netamente temporales o para suplir a los servidores públicos en caso de licencias o vacaciones, dicha remuneración cubrirá las prestaciones sociales a que tenga derecho, así como las contribuciones a que haya lugar, tales como:

JORNALES

Salario estipulado por días y pagadero por períodos no mayores de una semana, por el desempeño de actividades netamente transitorias que no pueden ser desarrolladas con personal de planta. Por este rubro se pagarán las prestaciones sociales y las transferencias si legalmente tienen derecho a ellas, previo certificado de disponibilidad presupuestal, expedido por el jefe de presupuesto del órgano o quien haga sus veces.

PERSONAL SUPERNUMERARIO

Remuneración al personal ocasional que la ley autorice vincular para suplir a los empleados públicos en caso de licencias o vacaciones, o para desarrollar actividades netamente transitorias que no puedan atenderse con personal de planta. Por este rubro se pagarán las prestaciones sociales y las transferencias a que legalmente tengan derecho los supernumerarios.

HONORARIOS

Por este rubro se deberán cubrir conforme a los reglamentos, los estipendios a los servicios profesionales, prestados en forma transitoria y esporádica, por personas naturales o jurídicas, para desarrollar actividades relacionadas con la atención de los negocios o el cumplimiento de las funciones a cargo del órgano contratante, cuando las mismas no puedan cumplirse con personal de planta. Por este rubro se podrán pagar los honorarios de los miembros de las Juntas Directivas.

HONORARIOS TRIBUNALES DE ARBITRAMENTO

Por este rubro se deberán cubrir, conforme a los reglamentos, los estipendios a los servicios profesionales, prestados en forma transitoria y esporádica, por los árbitros designados por el Ministerio de Trabajo y Seguridad Social, para dirimir los conflictos laborales, una vez agotada la etapa de arreglo directo en la negociación colectiva.

* * *

REMUNERACION SERVICIOS TECNICOS

Pago por servicios calificados a personas naturales o jurídicas que se prestan en forma continua para asuntos propios del órgano, los cuales no pueden ser atendidos con personal de planta o que se requieran conocimientos especializados y están sujetos al régimen contractual vigente.

HORAS CATEDRA

Se pagarán por este rubro, los profesores de cátedra u ocasionales que laboren en instituciones de educación superior a que se refieren los artículos 73 y 74 de la Ley 30 del 28 de diciembre de 1992.

1.3 CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PRIVADO

Corresponde a las contribuciones legales que debe hacer el órgano como empleador, que tienen como base la nómina del personal de planta, destinadas a entidades del sector privado, tales como, Cajas de Compensación Familiar, Fondos Administradores de Cesantías y Pensiones, Empresas Promotoras de Salud privadas, así como, las administradoras privadas de aportes que se destinan para accidentes de trabajo y enfermedad profesional.

1.4 CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PUBLICO

Corresponde a las contribuciones legales que debe hacer el órgano como empleador, que tienen como base la nómina del personal de planta, destinadas a entidades del sector público, tales como, SENA, ICBF, ESAP, Fondo Nacional de Ahorro, Fondos Administradores de Cesantías y Pensiones, Empresas Promotoras de Salud públicas, así como, las administradoras públicas de aportes que se destinan para accidentes de trabajo y enfermedad profesional.

2. GASTOS GENERALES

Son los gastos relacionados con la adquisición de bienes y servicios necesarios para que el órgano cumpla con las funciones asignadas por la constitución y la ley; y con el pago de los impuestos y multas a que estén sometidos legalmente.

2.1 ADQUISICION DE BIENES

Corresponde a la compra de bienes muebles destinados a apoyar el desarrollo de las funciones del órgano, tales como:

* * *

COMPRA DE EQUIPO

Adquisición de bienes tangibles de consumo duradero que deben inventariarse.
Las adquisiciones se harán con sujeción al plan de compras.

Por este rubro se debe incluir el sofware.

MATERIALES Y SUMINISTROS

Adquisición de bienes tangibles e intangibles de consumo final o fungibles que no se deban inventariar por las diferentes dependencias y no sean objeto de devolución.

Las anteriores adquisiciones se harán con sujeción al plan de compras.

Por este rubro se deben incluir, diskettes, llantas, repuestos y accesorios.

GASTOS IMPREVISTOS

Erogaciones excepcionales de carácter eventual o fortuito de inaplazable e imprescindible realización para el funcionamiento de los órganos.

No podrán imputarse a este rubro gastos suntuarios o correspondientes a conceptos de adquisición de bienes ya definidos, erogaciones periódicas o permanentes, ni utilizarse para completar partidas insuficientes.

La afectación de este rubro requiere resolución motivada, suscrita por el jefe del respectivo órgano, previa aprobación y registro de la división de presupuesto o la dependencia que haga sus veces.

OTROS GASTOS GENERALES POR ADQUISICION DE BIENES

Corresponden a aquellos gastos generales que no pueden ser clasificados dentro de las definiciones anteriores, autorizados por norma legal vigente, tales como:

SOSTENIMIENTO DE EMBAJADAS Y CONSULADOS

Erogaciones por concepto de papelería y útiles de escritorio, elementos de aseo y demás gastos afines, que resulten necesarios para el funcionamiento de las embajadas y consulados.

SOSTENIMIENTO DE SEMOVIENTES

Gastos destinados a alimentación, compra de medicamentos, arneses, herraje, atalaje y compra de animales.

* * *

GASTOS RESERVADOS

Erogaciones destinadas al cubrimiento de actividades de inteligencia e investigación para la conservación y el restablecimiento del Orden Público y la represión del delito. También podrán atenderse gastos tendientes a la represión del contrabando.

Las operaciones de inteligencia incluyen los gastos de operación y funcionamiento de redes de inteligencia, que son aquellas erogaciones que estando definidas en otros conceptos del gasto, no pueden ser efectuadas a través de los canales administrativos normales en razón a la necesidad que tienen estas dependencias de operar en secreto, así como los gastos de operación de los departamentos y direcciones de inteligencia del Comando General, Comandos de Fuerza, Dirección General de la Policía Nacional y Departamento Administrativo de Seguridad.

Comprende la compra de bienes muebles, de bienes tangibles de consumo duradero que deben inventariarse y la adquisición de bienes tangibles e intangibles de consumo final o fungibles que no se deben inventariar y que no son objeto de devolución destinados a apoyar las acciones de Gastos Reservados, definidas en las distintas leyes que autorizan a las entidades públicas a ejecutar esta clase de gastos.

Con cargo a dicho rubro presupuestal también podrán adelantarse para operaciones de inteligencia y de contrainteligencia, las compras de equipo técnico de sonido y video, armamento y equipo criptográfico, equipo técnico de seguridad militar, equipo de seguridad de comunicaciones, equipo técnico de sistemas, compra de material técnico para inteligencia.

CAPACITACION, BIENESTAR SOCIAL Y ESTÍMULOS

Erogaciones que tengan por objeto atender las necesidades de capacitación, bienestar social y estímulos que autoricen las normas legales vigentes.

La Unidad de Salud del Ministerio de Defensa Nacional, podrá pagar con cargo a este rubro los gastos de esta naturaleza al personal militar del área asistencial – médicos, odontólogos, bacteriólogos, enfermeros, auxiliares de enfermería y psicólogos – que están al servicio del Subsistema de Salud de las Fuerzas Militares.

2.2 ADQUISICION DE SERVICIOS

Comprende la contratación y el pago a personas jurídicas y naturales por la prestación de un servicio que complementa el desarrollo de las funciones del órgano y permiten mantener y proteger los bienes que son de su propiedad o están a su cargo, así como los pagos por concepto de tasas a que estén sujetos los órganos, tales como:

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MANTENIMIENTO

Los gastos tendientes a la conservación y reparación de bienes muebles e inmuebles. Incluye el costo de los contratos por servicios de vigilancia y aseo.

SERVICIOS PUBLICOS

Erogaciones por concepto de servicios de acueducto, alcantarillado, recolección de basuras, energía, teléfonos, telefonía celular y demás servicios públicos domiciliarios.. Estas incluyen su instalación y traslado.

ARRENDAMIENTOS

Alquiler de bienes muebles e inmuebles para el adecuado funcionamiento de los órganos.

VIATICOS Y GASTOS DE VIAJE

Por este rubro se le reconoce a los empleados públicos y, según lo contratado, a los trabajadores oficiales del respectivo órgano, los gastos de alojamiento, alimentación y transporte, cuando previa resolución, deban desempeñar funciones en lugar diferente a su sede habitual de trabajo.

El Departamento Administrativo de la Presidencia de la República y la Dirección Nacional de Estupefacientes podrán pagar con cargo a este rubro los gastos de esta naturaleza al Personal Militar, de Policía, de Seguridad y del INPEC a su servicio.

Este rubro también incluye los gastos de traslado de los empleados públicos y sus familias cuando estén autorizados para ello y, según lo contratado, a los trabajadores oficiales.

De igual forma la Unidad de Salud del Ministerio de Defensa Nacional, podrá pagar con cargo a este rubro los gastos de esta naturaleza al personal Militar del área asistencial- médicos, odontólogos, bacteriólogos, enfermeros, auxiliares de enfermería y psicólogos- que están al servicio del Subsistema de Salud de las Fuerzas militares.

No se podrán imputar a este rubro los gastos correspondientes a la movilización dentro del perímetro urbano de cada ciudad, ni viáticos y gastos de viaje a contratistas, salvo que se estipule así en el respectivo contrato.

Los viáticos sólo podrán computarse como factor salarial para la liquidación de cesantías y pensiones cuando se cumplan las condiciones señaladas en el literal i. del artículo 45 del decreto-ley 1045 de 1978.

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Las entidades públicas a las cuales el Departamento Administrativo de Seguridad – DAS, o la Policía Nacional presten servicios de protección y seguridad personal a sus funcionarios, podrán cubrir con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido designados por aquél para tal fin.

IMPRESOS Y PUBLICACIONES

Por este rubro se pueden ordenar y pagar los gastos por edición de formas, escritos, publicaciones, revistas y libros, trabajos tipográficos, sellos, autenticaciones, suscripciones, adquisición de revistas y libros, pago de avisos y videos de televisión.

COMUNICACIONES Y TRANSPORTE

Se cubre por este concepto aquellos gastos tales como los de mensajería, correos, correo electrónico, beeper, telégrafos, alquiler de líneas, embalaje y acarreo de los elementos. Igualmente incluye el transporte colectivo de los funcionarios del órgano.

Por este rubro se podrán imputar los gastos de transporte, en el perímetro urbano o intermunicipal de los inspectores de trabajo, con sujeción a las leyes 23 de 1967 y 47 de 1975; así como de los funcionarios de la Unidad Administrativa Especial - Dirección de Impuestos y Aduanas Nacionales, cuando el desplazamiento deba realizarse a puertos, aeropuertos, almacenes generales de depósito, depósitos habilitados o zonas francas, para las funciones de comercialización, representación externa, investigación disciplinaria, operativa, cobranza, fiscalización, devolución y liquidación de los tributos administrados por la entidad. De la misma manera se podrán imputar los gastos de transporte de los funcionarios que adelanten funciones operativas para llegar a bordo de los barcos de arribo en el proceso de recuperación de documentos e inspección de mercancías.

GASTOS JUDICIALES

Comprende los gastos que los órganos deben realizar para atender la defensa del interés del Estado en los procesos judiciales que cursan en su contra diferentes a los honorarios de los abogados defensores.

Por este rubro se atenderán gastos, tales como: fotocopias de los expedientes, cauciones, traslado de testigos, transporte para efectuar peritazgos, costos de los tribunales de arbitramento distintos a los honorarios de los arbitros y demás costos judiciales relacionados con los procesos

SEGUROS

Corresponde al costo previsto en los contratos o pólizas para amparar los bienes, muebles e inmuebles, de propiedad de la Nación o de los Establecimientos Públicos Nacionales. La administración deberá adoptar las medidas que estime necesarias para garantizar que en caso de siniestro se reconozca la indemnización pertinente.

Este incluye las pólizas que amparan los riesgos profesionales, a empleados de manejo, ordenadores y cuentadantes, cuyo valor debe ser proporcional a la responsabilidad de su manejo.

GASTOS DE OPERACION ADUANERA

Corresponde a aquellos gastos que, de acuerdo con los artículos 106 y 107 de la Ley 6a. de 1992 y 41 del Decreto 2117 de 1992, deba realizar la Unidad Administrativa Especial - Dirección de Impuestos y Aduanas Nacionales por concepto de transporte, cargue, descargue, empaque, inventarios y demás gastos necesarios para el traslado de las mercancías del lugar de aprehensión hasta el sitio donde éstas deban ser depositadas.

También se atenderán por este rubro los gastos ocasionados por avalúos, análisis de mercancías, peritazgos, bodegajes y gastos orientados al alistamiento, preparación, divulgación y realización de la comercialización o disposición de las mismas por medio de la destrucción o donación.

GASTOS IMPREVISTOS

Erogaciones excepcionales de carácter eventual o fortuito de inaplazable e imprescindible realización para el funcionamiento de los órganos.

No podrán imputarse a este rubro gastos suntuarios o correspondientes a conceptos de adquisición de servicios ya definidos, erogaciones periódicas o permanentes, ni utilizarse para completar partidas insuficientes.

La afectación de este rubro requiere resolución motivada, suscrita por el jefe del respectivo órgano, previa aprobación y registro de la división de presupuesto o la dependencia que haga sus veces.

OTROS GASTOS GENERALES POR ADQUISICION DE SERVICIOS

Corresponden a aquellos gastos generales que no pueden ser clasificados dentro de las definiciones anteriores, autorizados por norma legal vigente, como los gastos funerarios, los servicios médicos, hospitalarios y servicios portuarios y aeroportuarios de las Fuerzas Militares y la Policía Nacional, así como los siguientes:

TRANSPORTE DE PRESOS

Erogaciones por concepto de remisión y el traslado de los presos y guardianes encargados de su custodia y, excepcionalmente, de reclusos que recobren su libertad.

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SOSTENIMIENTO DE EMBAJADAS Y CONSULADOS

Erogaciones por concepto de agua, luz, teléfono, calefacción, gas, remoción de nieve, cafetería y jardinería, servicio de vigilancia, fotocopias, reparaciones locativas, mantenimiento de máquinas y demás gastos afines, que resulten necesarios para el funcionamiento de las embajadas y consulados.

GASTOS RESERVADOS

Erogaciones destinadas al cubrimiento de actividades de inteligencia e investigación para la conservación y el restablecimiento del Orden Público y la represión del delito, incluye operaciones y funcionamiento de redes de inteligencia, pagos por información, de analistas y material técnico.

Las operaciones de inteligencia incluyen el alquiler de vehículos, inmuebles, servicios de hoteles y restaurantes, pago de pasajes aéreos y terrestres, pago de peajes, teléfonos privados, pago de propinas especiales y material técnico necesarios para desarrollarlas.

Se incluyen los gastos de operación y funcionamiento de redes de inteligencia, que son aquellas erogaciones que estando definidas en otros conceptos del gasto, no pueden ser efectuadas a través de los canales administrativos normales en razón a la necesidad que tienen estas dependencias de operar en secreto, así como los gastos de operación de los departamentos y direcciones de inteligencia del Comando General, Comandos de Fuerza, Dirección General de la Policía Nacional y Departamento Administrativo de Seguridad.

También podrán atenderse gastos de informantes y operativos de inteligencia, tendientes a la represión del contrabando.

APOYO A OPERACIONES MILITARES Y POLICIALES

Son erogaciones destinadas a fortalecer el desarrollo de un operativo o plan militar, policial o de policía judicial específico, que para su eficaz cumplimiento requiere la realización de gastos ocasionales de carácter inaplazable, cuya imprescindibilidad debe ser declarada por el Ministro de Defensa Nacional, el Comandante General de las Fuerzas Militares, el Director de la Policía o Fiscal General de la Nación, según el caso.

DEFENSA HACIENDA PUBLICA

Por este rubro se atenderán los costos correspondientes a peritazgos, costos judiciales, transporte para efectuar peritazgos y diligencias judiciales, fotocopias de expedientes necesarias en los procesos e investigaciones, publicaciones acerca de remates programados y deudores morosos emplazados y demás erogaciones a que se refiere el artículo 53 de la Ley 6ª de 1992 y el artículo 696-1 del Estatuto Tributario.

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CAPACITACION, BIENESTAR SOCIAL Y ESTIMULOS

Erogaciones que tengan por objeto atender las necesidades de capacitación, bienestar social y estímulos que autoricen las normas legales vigentes.

La Unidad de Salud del Ministerio de Defensa Nacional, podrá pagar con cargo a este rubro los gastos de esta naturaleza al personal militar del área asistencial – médicos, odontólogos, bacteriólogos, enfermeros, auxiliares de enfermería y psicólogos – que están al servicio del Subsistema de Salud de las Fuerzas Militares.

2.3 IMPUESTOS Y MULTAS

Comprende el impuesto sobre la renta y demás tributos, multas y contribuciones a que estén sujetos los órganos.

3. TRANSFERENCIAS CORRIENTES

Son recursos que transfieren los órganos a entidades nacionales o internacionales, públicas o privadas, con fundamento en un mandato legal. De igual forma, involucra las apropiaciones destinadas a la previsión y seguridad social, cuando el órgano asume directamente la atención de la misma.

4. GASTOS DE COMERCIALIZACIÓN Y PRODUCCIÓN

Corresponde a aquellos gastos que realizan los órganos para adquirir bienes, servicios e insumos que participan directamente en el proceso de producción o comercialización.

B- SERVICIO DE LA DEUDA

Los gastos por concepto del servicio de la deuda pública tanto interna como externa tienen por objeto atender el cumplimiento de las obligaciones contractuales correspondientes al pago de capital, los intereses, las comisiones, y los imprevistos originados en operaciones de crédito público que incluyen los gastos necesarios para la consecución de los créditos externos, realizadas conforme a la ley.

Los rendimientos que devenguen los títulos de Tesorería clase A y B se atenderán con cargo al Presupuesto Nacional.

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C- INVERSION

Son aquellas erogaciones susceptibles de causar réditos o de ser de algún modo económicamente productivas, o que tengan cuerpo de bienes de utilización perdurable, llamados también de capital por oposición a los de funcionamiento, que se hayan destinado por lo común a extinguirse con su empleo. Asimismo, aquellos gastos destinados a crear infraestructura social.

La característica fundamental de este gasto debe ser que su asignación permita acrecentar la capacidad de producción y productividad en el campo de la estructura física, económica y social.

Las inversiones que estén financiadas con recursos del crédito externo, para poder ejecutarse, deberán tener el recurso incorporado en el Presupuesto, tener aprobación de la Dirección General de Crédito Público y someterse a los procedimientos de contratación administrativa.

ARTICULO 40o. Para el cálculo de los aportes que los funcionarios del servicio exterior deban hacer por concepto de previsión social, excepto por los servicios médicos, se tomará como base de liquidación el sueldo básico, del cargo equivalente en planta interna según la nomenclatura del Departamento Administrativo de la Función Publica, al igual que para el pago de la cuota patronal, de conformidad con los artículos 76 del decreto ley 2016 de 1968 y 12 del decreto 10 de 1992. Los aportes por concepto de servicios médicos de los servidores públicos que deban cumplir sus funciones en el exterior, se efectuarán de conformidad con lo dispuesto en el artículo 3 del decreto 1111 de 1995.

ARTICULO 41o. Los conceptos de gastos no definidos anteriormente que figuren en este presupuesto, sólo podrán afectarse para los fines propios correspondientes a su denominación conforme al respectivo órgano con fundamento en norma legal.

CAPITULO VII

DISPOSICIONES VARIAS

ARTICULO 42o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrá atenderse con cargo a la vigencia en curso las del servicio de la deuda pública correspondiente al mes de enero del año 2004.

ARTICULO 43o. El Gobierno Nacional en el decreto de liquidación clasificará y definirá los ingresos y gastos. Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

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El Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional- hará mediante Resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá del concepto previo favorable del Departamento Nacional de Planeación.

ARTICULO 44o. El Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional- de oficio o a petición del Jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2003.

ARTICULO 45o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTICULO 46o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben ser consignados en la Dirección del Tesoro Nacional en el mes siguiente de su recaudo.

ARTICULO 47o. El Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional- podrá ordenar visitas, solicitar la presentación de libros, comprobantes, informes de caja y bancos, reservas presupuestales y cuentas por pagar, estados financieros y demás documentos que considere convenientes para la adecuada programación y seguimiento de los recursos incorporados al Presupuesto.

ARTICULO 48o. El Ministerio de Hacienda y Crédito Público -Dirección General del Presupuesto Público Nacional- podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades señaladas en el artículo 6° de la presente ley que incumplan los objetivos y metas trazados en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja. Para tal efecto, los órganos y entidades enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.

ARTICULO 49o. La representación legal y la ordenación del gasto del servicio de la deuda esta a cargo del Ministro de Hacienda y Crédito Público o en quien éste delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTICULO 50o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las Entidades Territoriales, está obligado a efectuar los trámites correspondientes para que se solicite por quien corresponda la constancia sobre la naturaleza de estos recursos a la

Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, con el fin de llevar a cabo el desembargo.

ARTICULO 51o. Los órganos a que se refiere el artículo 6° del presente decreto cancelarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para cancelarlas, en primera instancia se deberán efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos públicos deberán atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones se podrán cancelar todos los gastos originados en los Tribunales de Arbitramento.

ARTICULO 52o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad deberán cubrir con cargo a sus respectivos presupuestos los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal "Gaula" a que se refiere la Ley 282 de 1996.

ARTICULO 53o. Las apropiaciones con destino a la cuota de auditaje no podrán reducirse ni contracreditarse, hasta tanto la Contraloría General de la República expida la resolución en la que se fije la tarifa de control fiscal a que hace referencia el artículo 8o. del Decreto 267 de 2000.

ARTICULO 54o. El presupuesto inicial correspondiente a la vigencia fiscal de 2003 contiene la reducción ordenada en el Estatuto Orgánico del Presupuesto y en la Ley 344 de 1996. En consecuencia para dicho año se cumple con lo establecido en el mencionado Estatuto.

ARTICULO 55o. Con el propósito de sanear los pasivos correspondientes a las cesantías de las Universidades Estatales, a que se refiere el artículo 88 de la Ley 30 de 1992 del personal administrativo y docentes no acogidos al nuevo régimen salarial, se podrán emitir bonos en condiciones de mercado sin que implique operación presupuestal alguna. Estos bonos deberán presupuestarse para efectos de su redención.

ARTICULO 56o. En virtud de la autonomía consagrada en el articulo 69 de la Constitución Política, las Universidades Estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de ésta, en cumplimiento del artículo 86 de la Ley 30 de 1992

ARTICULO 57o. Para la vigencia fiscal de 2003 la Nación podrá asignar recursos para el programa de auxilios para los ancianos indigentes de que tratan el artículo 257 y el inciso primero del artículo 258 de la Ley 100 de 1993.

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ARTICULO 58o. En desarrollo de lo dispuesto en el artículo 46 de la Ley 179 de 1994 y 12 de la Ley 225 de 1995, la Sala Administrativa del Consejo Superior de la Judicatura podrá sustituir bienes inmuebles por las obras necesarias para la adquisición, terminación, adecuación y dotación de los despachos judiciales, sin operación presupuestal alguna.

ARTICULO 59o. Los municipios de los departamentos que de acuerdo a lo previsto en la Ley de Regalías, sean beneficiarios de los recursos de escalonamiento, podrán acceder a estos mediante la formulación, presentación y ejecución de proyectos a través de la metodología que para el efecto tiene previsto el Departamento Nacional de Planeación.

ARTICULO 60o. Cuando los órganos que hacen parte del Presupuesto General de la Nación, celebren contratos entre sí, con excepción de los de crédito, que afecten sus presupuestos, harán los ajustes mediante resoluciones del Jefe del órgano respectivo. En el caso de los Establecimientos Públicos del Orden Nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deberán realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Para iniciar la ejecución de los actos a que se refiere el inciso anterior, el Ministerio de Hacienda y Crédito Público –Dirección General del Presupuesto Público Nacional- aprobará las resoluciones o los acuerdos que deberán ser remitidos para estos efectos, acompañados del respectivo certificado de disponibilidad presupuestal y su justificación económica en la cual se señale el objeto, valor y duración de los contratos.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTICULO 61o. Los establecimientos públicos podrán pagar con sus ingresos propios obligaciones financiadas con recursos de la Nación mientras la Dirección del Tesoro Nacional del Ministerio de Hacienda y Crédito Público transfiere los dineros respectivos.

Igual procedimiento será aplicable a los órganos del Presupuesto General de la Nación cuando administren fondos especiales y a las Empresas Industriales y Comerciales del Estado y Sociedades de Economía Mixta con el régimen de aquellas sobre los recursos de la Nación.

Estas operaciones deberán contar con autorización previa de la Dirección del Tesoro Nacional.

ARTICULO 62o. Facultase a la Dirección General del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, FOGAFIN, entidades sujetas al control y vigilancia de la Superintendencia Bancaria y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Bancaria, dentro de los cupos que autorice el Ministro de Hacienda y Crédito

* * *

Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Bancaria; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

Parágrafo: Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

ARTICULO 63o. Los aportes patronales al Instituto Colombiano de Bienestar Familiar podrán recaudarse a través de las Cajas de Compensación, Instituto Colombiano de Bienestar Familiar y/o a través del Sistema Financiero.

ARTICULO 64o. Cuando los órganos que conforman el Presupuesto General de la Nación posean bienes muebles o inmuebles que en la actualidad no estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deberán desarrollar todas las actividades tendientes a enajenarlos o arrendarlos.

Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deberán durante la vigencia fiscal de 2003 efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sean de su propiedad.

ARTICULO 65o. El Gobierno Nacional podrá realizar sin operación presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas.

ARTICULO 66o. Todos los programas y proyectos en carreteras y aeropuertos que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz, FIP, podrán ser ejecutados por el Instituto Nacional de Vías, el Fondo Nacional de Caminos Vecinales, la Unidad Administrativa Especial de la Aeronáutica Civil, UAEAC, o mediante convenios con las entidades territoriales, según el caso.

ARTICULO 67o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.

ARTICULO 68o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto y en cumplimiento de lo previsto en el artículo 18 del Decreto 1140 de 1999 y para garantizar su saneamiento financiero, el Instituto de Planificación y Promoción de Soluciones Energéticas - IPSE- o quien haga sus veces, podrá capitalizar en las Empresas de Servicios Públicos de Energía los activos de su propiedad que posee en el sistema interconectado y no interconectado Nacional. Una vez capitalizados estos activos, el Instituto podrá entregar a la Nación las acciones en dación de pago. Todas estas transacciones no requerirán operación presupuestal alguna.

ARTICULO 69o. En el evento de que los recursos de la reserva especial de las garantías para bonos hipotecarios para financiar la cartera VIS subsidiable y para títulos emitidos en procesos de titularización de cartera VIS subsidiable que emitan los establecimientos de crédito, a que se refiere la Ley 546 de 1999, no sean suficientes para cubrir oportunamente las mismas, el Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público podrá reconocerlas como deuda publica y atenderla mediante la emisión de bonos en las condiciones de mercado que el Gobierno establezca.

ARTICULO 70o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo beneficios del aseguramiento es negativa, o que los recursos para auto protección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

Esta disposición será aplicable a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTICULO 71o. La ejecución de los recursos que deban ser girados al Fondo Nacional de Pensiones de las entidades territoriales con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.
Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3 del artículo 2 de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que

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la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se podrán descontar los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTICULO 72o. Con el objeto de avanzar hacia una justa y equitativa distribución de la inversión pública en los entes territoriales, los recursos de inversión no atados regionalmente, se asignarán de conformidad con la matriz de distribución regional elaborada por el DNP teniendo en cuenta la población, el índice de desarrollo departamental y el índice de eficiencia fiscal departamental y que se detalla a continuación:

DEPARTAMENTO	PORCENTAJE
Amazonas	1.871
Antioquía	6.048
Arauca	2.068
Atlántico	3.530
Bogota D. C.	7.195
Bolívar	3.408
Boyacá	3.073
Caldas	2.999
Caquetá	2.540
Casanare	2.109
Cauca	3.090
Cesar	2.736
Chocó	2.521
Córdoba	3.354
Cundinamarca	3.743
Guainía	2.226
Guajira	2.490
Guaviare	2.734
Huila	2.555
Magdalena	3.050
Meta	2.553
Nariño	3.471
Norte de Santander	3.111
Putumayo	2.626
Quindio	2.287
Risaralda	2.698
San Andrés y Providencia	1.868
Santander	3.198
Sucre	2.896
Tolima	2.831
Valle del Cauca	4.623
Vaupés	1.995
Vichada	2.502
Cartagena	--0--
Santa Marta	--0--
Barranquilla	--0--
Total General	100.000

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La asignación de recursos deberá atender a necesidades sectoriales en las regiones en proporción a sus brechas y deficiencias. El DNP elaborará los modelos sectoriales para dicha asignación.

Los proyectos de inversión de que trata el presente artículo serán los que determine el Plan Nacional de Desarrollo y su correspondiente Plan Plurianual de Inversiones y deberán estar inscritos en el Banco de Proyectos del DNP.

Igualmente durante la discusión del Plan Nacional de Desarrollo deberá incorporarse la participación ciudadana mediante convocatoria de los órganos consultivos.

El monto de éstos recursos deberá ajustarse a la programación financiera y a las metas fiscales del gobierno, los cuales preferentemente no serán inferiores al 1% del monto total del presupuesto.

ARTICULO 73o. Por el término de tres (3) años, a partir del ejercicio con corte al 31 de diciembre de 2002, no menos del 50% de las utilidades brutas que en cada ejercicio anual liquide FINAGRO, se trasladarán al programa del Incentivo a la Capitalización Rural, ICR, creado por la Ley 101 de 1993. El porcentaje será definido anualmente por la Junta Directiva de FINAGRO.

ARTICULO 74o. El presente Decreto se acompaña de un anexo que contiene el detalle del gasto para la vigencia fiscal de 2003

ARTÍCULO 75o. El Presente Decreto rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1°. de enero de 2003.

PUBLIQUESE Y CUMPLASE

Dado en Bogotá, D.C, a los

(Fdo.) ROBERTO JUNGUITO BONNET
Ministro de Hacienda y Crédito Público